================================================================================

                                UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  10SB12G/A

                               AMENDMENT No. 2
                                      of
                                   10SB12G
                             (Filed: 03-13-2002)

                  Pursuant to Section 12(b) or 12(g) of the
                       Securities Exchange Act of 1934


                       McKenzie Bay International, Ltd.
                (Name of Small Business Issuer in its Charter)

                                   Delaware
        (State or other Jurisdiction of Incorporation or Organization)

                                 [51-0386871]
                      (IRS Employer Identification No.)


                 3362 Moraine Drive, Brighton, Michigan 48114
              (Address of Principal Executive Offices/Zip Code)


                                (810) 220-5948
               (Issuer's telephone number, including area code)


    Securities to be registered pursuant to Section 12(b) of the Act: None
      Securities to be registered pursuant to Section 12(g) of the Act:
                   Common Stock, $0.01 par value per share
                            (Title of Each Class)

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                              TABLE OF CONTENTS

PART I

Item 1. DESCRIPTION OF BUSINESS
Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
Item 3. DESCRIPTION OF PROPERTY
Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Item 6. EXECUTIVE COMPENSATION
Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Item 8. DESCRIPTION OF SECURITIES-(ADDITIONAL INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: MARKET DATA)

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
Item 2. LEGAL PROCEEDING
Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
Item 4. RECENT SALES OF UNREGISTERED SECURITIES
Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART F/S

FINANCIAL STATEMENTS

PART III
Item 1. INDEX TO EXHIBITS
Item 2. DESCRIPTION OF EXHIBITS

SIGNATURES

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

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BUSINESS PLAN

EXECUTIVE SUMMARY

MISSION STATEMENT: McKenzie Bay International Ltd. ("MKBY") intends to hold equity investments in and develop companies that will:

-  be the dominant supplier of high-purity Vanadium to world markets and,

- lead new, Vanadium-based, "eco-tech" energy devices to market.

Company

 MKBY is a Delaware, USA C-corporation, publicly traded on the Over-
The-Counter ("OTC") stock exchange under the symbol "MKBY". MKBY, based in Brighton, Michigan, was formed as a holding company in 1999. MKBY currently has four (4) subsidiary companies plus an investment in a strategic operating company and has signed a Letter of Intent with another.

Business

MKBY has investments in companies that are developing vertically integrated operations to create, expand and reshape markets for high-purity Vanadium compounds. Specifically, MKBY companies are:

 - building a mine and processing facility at Lac Dore, to be one of the lowest cost producers in the world and only primary producing Vanadium mine in the world dedicated to manufacturing high-purity Vanadium products. Lac Dore is the largest Vanadium deposit in North America, and second largest Vanadium deposit in the world, with in excess of 5 billion pounds of reserves.

- building an energy "solutions" organization, with Vanadium-based electricity energy storage technologies at its core, that will provide devices and systems to meet the needs of exploding niche markets seeking lower cost, continuous, quality electrical energy.

Products

MKBY companies will produce a variety of high-purity Vanadium compounds from Lac Dore, including; Vanadium Carbide, Vanadium Nitride, Vanadium Electrolyte Chemicals and high purity Vanadium Pentoxide (>99.6% V2O5). Most of the materials produced from Lac Dore will be used in electricity storage devices, with a portion sold for industrial applications through sales agents. Feasibility Study results project that Lac Dore will have the lowest cost of production in the world for each product it produces.

MKBY companies will also be involved in developing and selling several electricity power products, individually and as systems, centered around Vanadium based electricity storage devices. Combined with alternative energy generating equipment, via custom system integrators, these Vanadium-based systems will provide solutions for Uninterruptible Power Supply ("UPS"), Off-Grid and "energy-burst" power needs. MKBY expects these products and systems will provide industry-leading solutions to specific power quality problems in an "environmentally- friendly" manner.

Markets

MKBY companies will:

 - sell high-purity Vanadium compounds to international trading companies servicing industrial users of Vanadium worldwide. The market size for high-purity Vanadium compounds is currently 20 million pounds and $70 million, annually. Off-take agreements with metals trading groups, for at least 5 million pounds of Vanadium compounds, annually, are in negotiation.

 - lease and sell high-purity Vanadium compounds utilized in Vanadium-based energy storage devices. The market size for these high-purity Vanadium compounds is forecast to grow from a negligible amount now to more than 60 million pounds and $300 million, annually, over the next 5-years. Negotiations with customers for these products are underway.

 - market Vanadium based electricity energy solutions to meet the needs of;

   1) critical operations requiring continuous, un-interrupted, quality power,

   2) Off-Grid power applications of all types,

   3) traditional and emerging energy storage applications seeking improved performance, cost and functionality from the energy system. These multi-billion dollar markets are seeking solutions to address existing power reserve and quality demands, plus new applications where existing technologies are inadequate. These devices and systems will be leased and sold to utilities, communities and businesses.

Management


 MKBY is managed by broadly experienced business executives, with background concentrations in accounting, finance, mining and marketing. Management and technical teams are being assembled for MKBY companies, with experience and skills commensurate with the industry and duty demands.

Financial

MKBY companies have not begun operations. Development of MKBY companies, to date, has been wholly supported from equity raised by MKBY through private placements with individual investors. Currently, MKBY has approximately 21.7 million common shares of stock outstanding (approximately 29 million fully diluted) and a market capitalization of $30 million. MKBY currently has a book value of approximately $2 million.

MKBY's current administrative functions and support of operating companies requires about $1.2 million, annually. Salaries, travel, insurance and professional costs make up the majority of the expenses. MKBY's corporate activity costs are not expected to increase in a meaningful way. Subsidiary and affiliate operations will be decentralized and bear that vast majority of operating costs.

MKBY expects to recognize revenues and/or increases in investment value from one or both of its equity positions in Ptarmigan Off-Grid Power and Vanadium Power Solutions beginning in late 2003 or early 2004 before Lac Dore is operational. MKBY's total anticipated investment requirement for both companies is not expected to exceed $1.5 million, in MKBY stock and cash.

The Lac Dore Feasibility Study indicated that approximately $230 million would be needed to build out the mine and processing plant. With alterations to the Feasibility Study for multiple products, plus expected operation losses the first 2-years, the total funding for Lac Dore is projected to approach $310 million, before any optimization is considered. MKBY's subsidiary, McKenzie Bay Resources Ltd. ("MBR") is structuring a Joint Venture with SOQUEM where SOQUEM will fund 20% of the cost of Lac Dore. In addition, various Canadian federal, provincial and local governmental agencies will provide up to 35% of Lac Dore's cost in the form of grants, subsidies and other financing vehicles. The Lac Dore project balance, a projected $117 million, is planned from lending and equity sources. MKBY anticipates it may need to raise and invest between $0 and $25 million in MBR to retain controlling interest in Lac Dore.

MKBY Leasing is intended to be a leveraged leasing company, borrowing the majority of the capital needed to fund leases. The amount of debt and equity required will depend upon the business activity, the success in instituting leasing as the primary financing vehicle for MKBY company products and the ability to raise capital to fund the leasing operation. A variety of alternatives to direct leasing exist that can also "down stream" benefits to MKBY. MKBY will use a combination of financing vehicles via MKBY Leasing to maximize the value of Lac Dore and subsidiary company products. Other

MKBY and subsidiary companies employ 10 people.


MCKENZIE BAY INTERNATIONAL LTD.

Company Structure and History

MKBY Structure MKBY is a Delaware chartered "C" corporation, formed in 1999 to act as a holding company. MKBY is publicly traded on the OTC and is currently listed on the "pink" sheets pending SEC approval to move to a regulated US exchange. MKBY has 75 million, $.001 par value, authorized shares and 21.7 million outstanding. Approximately 9 million shares are unrestricted "free trading", all of which represent the maximum available public float. MKBY has approximately 7 million options and warrants outstanding at an average strike price of approximately $1.30.

MKBY and subsidiary companies currently maintain 7 home or small offices. MKBY is headquartered in Brighton, Michigan and its financial office is located in Grand Rapids, Michigan. MKBY uses a London, Ontario office to coordinate overall Canadian activities. McKenzie Bay Resources Ltd. has an office in Rouyn- Noranda, Quebec; Dermond Inc. has an office in Outremont, Quebec. Great Western Diamond Company has a small office in Ft. Collins, Colorado.

MKBY has seven members on its Board of Directors; 4 company officers and 3 independents. MKBY's operations are decentralized, with each subsidiary company sitting a separate Board.

MKBY History MKBY was formed in 1998 to act as a holding company. MKBY's objective was to identify and obtain natural resource deposits, beginning or restarting development and then partner with a large resource development company to lead the build-out and operation of the deposit.

MKBY's first act was to merge with McKenzie Bay Resources Ltd, "MBR". MBR had acquired the claims for the Lac Dore Complex Vanadium-Titanium deposit in 1996. MBR was positioned as MKBY's first operating subsidiary and would act as Lac Dore's operating company.

Later in 1999, MKBY acquired Diamond Company NL from Redarum and formed Great Western Diamond Company as a subsidiary company of MKBY to hold the stock and assets of Diamond Company NL.

MKBY executed a "reverse merger" with Decker Organic Systems, a publicly owned "shell" company. MKBY and was approved for trading by the NASD in March, 1999.

MKBY entered into a joint venture with Cambior, Inc. and SOQUEM, in June 1999. Cambior, a large mining company, was to lead the development of Lac Dore
Cambior ran into financial difficulties necessitating the dissolution of the J/V in April 2000.

MKBY initiated a re-commission of the Kelsey Lake diamond mine in July 2000. Equipment was ordered and installed and limited start-up production began in September 2000. With the onset of winter and no stockpile in place for processing, MKBY shut down Kelsey Lake intending to identify a financial or operating partner and enter full production in the spring of 2001.

After Cambior quit the Lac Dore project, MKBY and SOQUEM Inc., a division of SGF Mineral Inc., which is a subsidiary of Societe generale de financement du Quebec (Ministry of Finance Province of Quebec) agreed to move forward on the $2.27 Million Feasibility Study for Lac Dore. SOQUEM exchanged claims in Lac Dore for MKBY common stock and retained an option to acquire a 20% interest in Lac Dore by funding 20% of the capital cost of the Lac Dore project. SNC Lavalin Inc, an engineering firm, was selected to conduct the study, which began in March 2001. Provincial and Federal agencies of Canada, including SOQUEM, provided $1.1 Million in the form of grants and direct investment, for the Feasibility Study; MKBY funded the balance.

Prior to beginning the Feasibility Study, MKBY became aware of a new and potentially burgeoning demand for Vanadium. An energy storage system, the Vanadium Redox Battery "VRB", using Vanadium as the storage medium in an electrolyte solution, was poised to enter the market. MKBY studied the electricity market, specifically demand and supply variables for electricity storage, quality and uninterrupted supply and the potential for the VRB to meet some of the challenges facing utilities and electricity users today. MKBY investigated available solutions addressing these three electricity needs and determined this new Vanadium based energy product offered significantly enhanced performance over current products in the market and could satisfy other electricity needs where no product solution existed.

At the onset of the Feasibility Study, the demand/ supply relationship in the intended dominant Vanadium product at Lac Dore, metallurgical or commodity grade
- Vanadium Pentoxide, changed as supply increases, combined with weakening demand drove market prices down, continuing a cyclical trend for this commodity. With this demand/ supply imbalance projected to last for a prolonged period of time, it became apparent to MKBY that the feasibility of Lac Dore might well depend on new Vanadium-based energy storage devices successfully entering the market. MKBY made the decision to focus on non-metallurgical grade uses of Vanadium, especially for electricity storage, as the primary market for Lac Dore's feasibility study.

A study, conducted by marketing consultant - SECOR, supported MKBY's decision by concluding that the market applications for Vanadium- based electricity storage devices could result in demand for vast quantities of high-purity Vanadium. MKBY began making significant changes to its plan beginning with an unprecedented, but well analyzed, departure from traditional Vanadium ore deposit development. Management repositioned MKBY to leverage Lac Dore's unique properties to aggressively penetrate several rapidly developing and growing Vanadium-based electricity storage market niches. With the breadth and size of markets now contemplated for Lac Dore Vanadium management believed MKBY's focus had been restructured to be significantly more stable and profitable then ever initially contemplated.

MKBY and Sumitomo Electric Industries Ltd. "SEI", the primary supporter and technology company behind the Vanadium Redox Battery "VRB", began discussions on how each company could assist the other. Sumitomo had an exclusive license from the owner of the VRB patent rights, Pinnacle VRB Ltd. "PCE" an Australian company, for Japan and per sale rights elsewhere in the world. SEI had been unable to convince PCE to broaden the terms of its license and allow SEI the right to buy and manufacture VRB components anywhere in the world (SEI was limited to sourcing components and building VRBs in Japan). SEI contended this constraint was keeping the VRB price too high for aggressive market penetration.

MKBY believed the only course available to positively influence the commercialization of the VRB was by gaining a voice at PCE. MKBY acquired slightly more than 10% of PCE's stock in the open market. Shortly after MKBY's PCE purchases, a controlling position in PCE was acquired by Vanteck VRB Ltd., a Canadian company with VRB marketing rights in Africa. Vanteck and SEI were at odds over several issues regarding PCE and the VRB. Vanteck has a relationship with Anglo American, the largest Vanadium producer in the world, for Vanadium Electrolyte production. Based upon these issues, MKBY believed any potential influence it might have been able to obtain through an ownership in Pinnacle had been lost. MKBY elected to convert its PCE stock for Vanteck shares anticipating that Vanteck's stock would provide a greater exit value to MKBY.

As part of the Feasibility Study for Lac Dore, MKBY, in conjunction with SNC Lavalin, Lakefield Research and Savanco (MKBY's South African - Vanadium consulting firm), developed novel, patentable technology for the refining of processed Vanadium magnetite. Not only is this new process able to achieve extraordinary purity levels of Vanadium and Vanadium compounds, but Lac Dore's cost of producing high-purity Vanadium products is projected to be dramatically below competitive sources.

In April, 2002, SNC completed the Feasibility Study. The results revealed that Lac Dore could produce the highest purity, lowest cost, Vanadium products in the world. A few months later, MKBY achieved a significant milestone in its business development by using Lac Dore ore and MKBY's new purification process, to produce Vanadium Electrolyte for SEI to evaluate. SEI has stated Lac Dore electrolyte is satisfactory for use in the VRB.

As MKBY and SEI continued to discuss ways to collaborate on the commercialization of the VRB, MKBY sought markets where operating characteristics of the battery would be at least as important in the purchase decision as the price of the VRB. In mid 2001, MKBY began discussions with Dermond Inc. Dermond is a small engineering company with pending patents on 6 improvements for the Vertical Axis Wind Generator. Of equal interest to MKBY were the backgrounds of Dermond's two owners. Both are professional engineers with extensive experience working with Off-Grid energy systems and Hydro-Quebec. Dermond recognized the unique operating characteristics of the VRB, particularly its ability to improve the performance and efficiency of wind and diesel generators, separately and as a system.

MKBY purchased Dermond in February 2002 and encouraged its management to develop a strategy for VRB deployment in Canada and beyond. Dermond sought out two other Quebec companies with significant expertise in system integration and harsh environment containerization. A number of innovative applications and solutions to energy system problems were developing within this 3-company association. A decision was made to bring the divergent but complimentary talents of the 3 companies together. Ptarmigan Off-Grid Power Inc. was formed in July 2002, by Dermond, Envitech Automation Inc. and Leandre Gervais & Associe(e)s, to develop and provide energy system solutions for Off-Grid, UPS and other applications. Ptarmigan will market its energy solutions as Electricity Management Systems "EMS". Fundamental to Ptarmigan's mandate is the engineering of Dermond's VAWT, which is an important component in reducing electricity cost as part of the EMS approach.

The variety of Vanadium-based products capable of being produced for Lac Dore's low cost processing technology and flexible plant design "opened the marketing door" for MKBY. MKBY sought out other Vanadium-based energy storage devices and identified several new products with promising operating capabilities that have been stymied by the high material cost of Vanadium. These Vanadium- based energy devices are believed to provide solutions not available to the market, or significant improvements over existing energy devices.

In August 2002, MKBY and T/J Technologies Inc. agreed to form Vanadium Power Solutions Inc. "VPS" to commercialize Vanadium-based energy products developed by T/J. Among other in-process devices, T/J has engineered a Vanadium-based ultracapacitor. Ultracapacitors provide short duration bursts of high energy. These devices have a variety of current market applications, but VPS intends to develop a specialized hybrid-ultracapacitor from T/J's technology, to provide UPS solutions to meet industrial needs. VPS will market its UPS device under the name EnergySpan. VPS expects commercial EnergySpan devices to be ready for market by early 2004. MKBY will have the exclusive Vanadium supply right for all VPS products.

Throughout the course of investigating the VRB technology, it became apparent that another opportunity existed in the form of leasing the VRB and key components such as vanadium electrolyte. Given that the VRB and vanadium electrolyte virtually do not wear out, a decision was made to purse the lease of these products rather than the traditional outright sale. Significant downstream value could be created from leasing the electrolyte.

To that end, during 2001, MKBY formed two subsidiary companies, Stable Power Company and Stable Power Leasing Company to act as the selling agent and financing source for Lac Dore production and Vanadium based electricity storage devices and systems. In June 2002, MKBY changed the names of these two subsidiaries to MKBY Products and MKBY Leasing Company. Neither of these subsidiary companies is operational at this time.

As the Lac Dore opportunity expanded, MKBY determined its best course of action was to concentrate all financial and management capital on this project. MKBY elected to sell Kelsey Lake and in September 2001, a conditional sale agreement was executed with Roberts Construction/BJ&J. The buyer elected not to purchase Kelsey Lake and the sale was terminated in March 2002. Several other buyers are now in various stages of due diligence and MKBY expects to sell Kelsey Lake before yearend.

In the course of two years, MKBY has undergone dramatic change. Now with a keen focus on vertically integrating the company to address pressing quality, continuity and energy cost issues, MKBY is in the process of executing a plan that management believes will drive the company to leadership positions in several rapidly growing niche energy markets. Translated to the shareholder, MKBY management believes the company is poised to create tremendous shareholder value in the very near future

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

MKBY has not yet commenced, nor generated revenue from any commercial operation. The following information discusses MKBY's proposed plan of operation.

Operating Activities

The following information identifies activities and requirements to be addressed by MKBY over defined periods of time:

- Near Term Activities present existing and planned projects requiring manpower and investment, for MKBY and its subsidiary and affiliate operations, plus MKBY operating overhead, during Fiscal Year 2002 (October 1, 2002 - September 30,
2003)

- Lac Dore Construction presents manpower, investment and overhead support, for MKBY, subsidiary and affiliate operations, during Fiscal Years 2003-2005. Expenditures during this time period will be largely Lac Dore construction and based upon SNC-Lavalin's Feasibility Study pro forma. -

- Beyond Fiscal Year 2005, the Business Plan makes no additional development assumptions but presents expected in-place operations as they develop and mature into revenue and profit generating businesses.

- GWDC is assumed sold in 2002. Dermond, Ptarmigan and VPS are self-supporting entities and will not require additional funding from MKBY beyond the Fiscal Year 2002 plan.

Near Term Activities

Critical Management Tasks:

 1) Complete the Bankable Feasibility study - Secure contracts for Lac Dore

     a) Off-take agreements for >99.6% V2O5
     b) VPS demand /contract
     c) VRB Electrolyte Chemical agreement with SEI

MKBY is confident that contracts for a & c are most likely to be completed and signed within the next few months. Product samples, created from the Lakefield pilot/test plant, using Lac Dore raw material, will be provided to these anticipated customers for evaluation. Acceptance of the samples will be the final requirement to contract completion. VPS off-take agreement is probably 6-12 months from necessitating Vanadium contract consideration. SEI has indicated that its demand requirements for Electrolyte are developing rapidly, with North American and international VRB installations approaching 40 megawatts by the end of March 2004. Translated to Electrolyte, SEI will need 10.56 million litres of Electrolyte to complete these orders. Worldwide Electrolyte capacity is less than 2.5 million liters at this time. MKBY and its technology partners are rapidly developing plans to build a 10-million liter per-year capacity pilot plant to meet SEI's Electrolyte Chemicals' needs prior to Lac Dore beginning production. The pilot plant, in conjunction with on-going product testing, is critical for MKBY to finalize engineering of the Lac Dore refinery configuration and requirements.

2) Fund the Near Term obligations

    a) Warrant/option conversions
    b) Tax refund
    c)Private Placement To ensure that Lac Dore meets its timelines, preliminary engineering, environmental and product testing work must continue/be-reinitiated which will require funding ahead of an IPO or Lac Dore equity raise. MKBY has approximately 6 million warrants and 1 million options outstanding that, if exercised, would meet most of the funding needs prior to the Lac Dore equity raise. Without a commitment of the warrant and option holders to exercise in a timely manner, a private placement of equity will be needed. MKBY is in preliminary discussions to execute a Private Placement at this time.

3) MKBY has formed a committee to identify, screen, recommend and hire a Project Manager for Lac Dore. That person will be responsible for:

   a) forming a task force for the purpose of reviewing the Feasibility Study in detail, providing a critical assessment of the work, results and recommendation,
   b) identifying alternative EPCM or EPC candidates,
   c) optimizing the plan for Lac Dore.

MKBY needs to have a senior manager as part of its team to lead the development and coordination of Lac Dore. Several qualified candidates have been identified. Contact and interviews are being coordinated.

4) Determine the capital structure for MBR and Lac Dore - Preferred method of capitalizing Lac Dore

   a) raise equity and hire management b) raise equity and partner with a strategic investor (operator)
   c) bring on strategic partner and keep an interest in:

      - Grants and subsidies
      - SOQUEM, others to J/V
      - Project finance candidates
      - SNC
      - Banks
      - Other

   d) End financing candidates

      - Insurance companies
      - Banks
      - Private fund(s)
      - Government
      - Other

Following are the requirements to meet anticipated activities MKBY and subsidiary companies will undertake over the next 12 months and the financial impact on each.

Employees

MKBY and its subsidiaries are engaged in a number of projects and activities to further MKBY's development. To date, MKBY has relied on consultants with specific expertise in disciplines critical to the successful advancement of projects, rather than hire employees. While retaining most of the consultants on at least a part time basis, MKBY will need to add a few, specialized senior employees within the next 6-12 months.

McKenzie Bay Resources - will need full-time employees or consultants to manage the Lac Dore project's development. SOQUEM may act as the project manager, which would defer the number of support personnel needed until closer to the start-up of Lac Dore. For the purposes of this business plan, it is assumed that SOQUEM is actively involved in the project's management.

Lac Dore has evolved from a mine, to a materials manufacturing operation with its own source of raw material. Consequently, the scope of the project and management skill-sets needed have changed.

At a minimum, MBR will need to hire 5-key employees or consultants very soon:

- An experienced Project Manager to oversee the Lac Dore project. Management leadership experience with a natural resource mining and processing facility will be the primary focus, with build-out experience an important consideration. This person will be tasked to oversee the building of a team to carry out the construction and start-up of Lac Dore. The region of Quebec where Lac Dore is located and Chibougamau in particular, is an area that has been actively mined for years. Consequently, a number of good manager candidates reside in the area. MKBY will conduct an extensive search to identify a number of candidates to fill this position.

- A chief engineer to oversee the integration of Lac Dore's diverse operations will be required. This position will be the technical equivalent of the general manager. Quebec's high level of natural resource development should offer a number of candidates for this position, but an extensive search will be conducted for this candidate.

- An experienced mine superintendent to oversee final development of the mine design and pit plan, equipment selection, hiring and operation start-up. The Lac Dore mine will not be complex. It is an open-pit design and the deposit is elevated, probably supplying 10-15 years of ore before beginning below grade operations.

- An experienced refinery engineer to oversee plant design focusing on flexibility for multiple product production, equipment selection and installation, hiring, start-up and plant operation. While not as prevalent as pure mining, Quebec has a number of chemical processing facilities. MKBY will conduct a broad search for the best candidate to assume this critical position.

- An experienced mill superintendent to oversee the specification and installation of mill equipment. A number of mills have been installed throughout North America by ThyssenPolysuis, primarily for cement plants. Qualified candidates should be available.

- An experienced process engineer. Lac Dore will be introducing several new methods for processing Vanadium. Introducing this individual now to the technology still being developed will benefit provide certain benefits

MKBY is in discussions with Savanco and Lakefield regarding much more involved relationships between MKBY and the two companies. Savanco provides MKBY Vanadium consulting services now, but engaging Savanco into active involvement with Lac Dore is being contemplated. Lakefield has proposed taking on the responsibility as the processing plant operator. If one or both agreements are reached, one or more of the employee hires identified above will not be needed.

MKBY has been approached by LGA, a Val d'Or based engineering firm to be considered for a role in the build out of Lac Dore. LGA has significant engineering and construction experience in mine and refinery projects. In addition, LGA is a partner in Ptarmigan.

MBR will need to hire at least one staff person for general administrative duties as the Lac Dore team is identified and assembled.

Projected additional employee or consultant costs for MKBY for the next 12 months - $350,000

Asset Purchases

MKBY Except for possible replacement of failed office equipment, MKBY has no corporate capital needs.

MBR Most of the capital investment now and in the future will be concentrated on MBR. For corporate purposes, the establishment of an office is contemplated for Chibougamau to start in February 2003. $12,000 for furniture, phones, computers, etc. has been budgeted for the start-up of this location.

Financial Section

Over the next 18 months, MKBY and its subsidiary and affiliate companies will need to raise or have committed approximately $323 million to maintain start-up timelines for execution of expected contracts. The presentation amount for MKBY Corporate assumes 4-years of operations. At the end of that time, VPS and Ptarmigan will have been in operation for more than 2-years and Lac Dore will be a full year into operation. The funding requirements are as follows:

Lac Dore                       $ 310,000,000
Vanadium Power Solutions           2,500,000
Ptarmigan Off-Grid Power           3,000,000
McKenzie Bay Corporate             8,000,000
                              ----------------
Total Capital Needs             $323,500,000

VPS and Ptarmigan are shown in aggregate, but MKBY's contribution to the total funding requirement(s) are relatively small; $300,000 for VPS and $140,000
(remaining) for Ptarmigan.   Post funding, Dermond is projected to own 33% of
VPS and 46% of Ptarmigan.

MKBY's corporate needs could be met if nearly 100% of outstanding warrants and options exercised. Approximately 7 million, combined, are outstanding, which if converted, would fund corporate overhead. In addition to general operating costs, $1.5 million has been budgeted for building of a pilot plant for testing and producing limited quantities of Vanadium Electrolyte Chemicals, high-purity V2O5 and Vanadium Carbide and Nitride. In addition to process optimization experience a pilot plant gives MKBY, SEI's VRB and EnergySpan are expected to need high-purity materials before Lac Dore goes into production.

        Uses and Sources of cash for FY 2002 is presented:

                   FY 2002 - MKBY Cash Flow

                     USES

Obligations for FY 2002                              $        430,000
MKBY Operating Costs                                        1,467,142
MKBY Capital Requirements Ptarmigan - Equity Funding          115,000
T/J -Equity Funding                                           300,000
Lac Dore - Phase 1 Environmental                              340,000
Pre Engineering                                             2,915,000
Pilot/Testing - VE & V Prods.                               1,500,000
                                                     ------------------
       TOTAL                                         $      7,067,142

                    SOURCES

Cash on Hand              $        415,000
Mining Duties Tax Refund           787,500
Sales /revenue from VE               350,000
Sale of VRB stock                  252,000
PrivatePlacement                 7,000,000
                              --------------
Excess Cash               $      1,737,358

Warrant and Option conversions and probable governmental support programs to assist MKBY continue development of processes for Lac Dore, have not been included in the Sources of cash. MKBY expects to receive some support for its Research and Development expenses. Warrant and Option conversions will provide additional support to MKBY corporate activities.

Environmental and Pre Engineering costs in Uses are part of the $260 Million for Lac Dore's construction. These costs will ultimately be funded from capital raised for the project.

All projections, historical financial statements and detailed Operating Costs for the administrative activities of MKBY, MBR, Dermond and GWDC are available for review in the Exhibit section of this document.

Lac Dore Construction

The Feasibility Study prepared by SNC-Lavalin indicates a need to have financing secured by mid-2003 to begin the construction phase of Lac Dore. Total cost of Lac Dore was projected to be $230 million. Now with the addition of capital equipment for multiple products, the project cost is projected by SNC to be:

   -$260 million for the mine and refinery construction
  - $50 million to fund start
  - up costs and operating losses for the first 2-years
  - For a TOTAL of US$310 million in needed capital.

MKBY believes there are literally millions of dollars of excess costs built into the projected Lac Dore estimate. MKBY is subjecting the proposed mine-and-refinery plan to a variety of diligence reviews with requests for consideration of alternative methods to achieve a more optimum operational plan. MKBY expects that a variety of changes to the initial plan presented by SNC will be introduced and implemented, reducing construction and operating costs.

The funding of Lac Dore has many facets:

 - Federal, provincial, local and business support, addressing political and economic issues, in the form of grants, subsidies, and infrastructure build-out will be significant components (targeted at 35%) of construction. - $90 million

 - Governmental investment entities who will provide equity and debt to MBR and/or the Lac Dore Joint Venture, contemplated between SOQUEM and MBR. Targeted at 10% of funding amount - $30 million

 - SOQUEM - 20% of construction  -$50 million

 - Senior Debt - 35% of construction - $90 million

- Partner(s), who have strategic, technical or economic interest(s) in Lac Dore- $50 million

-  MBR- $0 million

ITEM 3. DESCRIPTION OF MKBY'S PROPERTY

MKBY Business Plan Presentation

Introduction MKBY's Business Plan is centered around the development of the Lac Dore Vanadium deposit and ways to leverage Lac Dore's ability to produce high purity Vanadium products for electricity storage technologies for maximization of shareholder value.

MKBY will focus Lac Dore on the production of high-purity Vanadium compounds, directed at the needs of new Vanadium-based electricity storage devices poised to enter the market. Market entrance and demand for these new Vanadium-based electricity devices is projected by the respective device manufacturers to coincide with the start and ramp-up schedule for Lac Dore.

The decision to avoid the largest Vanadium markets, Metallurgical- grade Vanadium Pentoxide (V2O5) and Ferro-Vanadium, was made based upon the dramatic price volatility of these commodity products, dominant competitive forces in the market, unique characteristics of the Lac Dore ore body and a burgeoning demand profile for non- traditional Vanadium products. MKBY's analysis of the market potential for the new Vanadium-based electricity products, coupled with MKBY's ability to drive enormous production economies from new processing techniques developed for Lac Dore, has convinced MKBY management that Lac Dore can have significant, if not dominant, influence over the markets it will enter.

MKBY's opportunity to pursue and enter niche markets in electricity comes from two facts. First, utilities have not been able to keep pace with the demand and need for high-quality, continuous, uninterruptible electricity. In the last 20 years, consumption of electricity in the US has grown by over 100%. Electricity is now eight times more important than gas in the US economy. In 1990, 25% of the energy used was in the form of electricity, today it is 37% and by 2020 it is projected to be 90%, according to the Energy Information Administration. Power interruptions (failures, sags, spikes, etc.) were estimated to cost industrial electricity users $50 billion in 2000 and are expected to increase to $500 billion in five to ten years according to a Digital Power Report. Users are left to their own resources to solve the utility's problem.

The second reason MKBY believes this opportunity can be exploited is that, despite a wide variety of products in the electricity market, including, energy storage devices, fuel cells, energy generation systems, etc., attempting to address one or more of the electricity problems, most, if not all, of these new technologies have limitations, which may or may not be overcome with further development. MKBY believes its approach to problem solving via integrated systems will provide the "forget about it" solution that UPS and quality electricity markets are seeking.

The following are the Business Plans for Lac Dore including each subsidiary and strategic company associated with Lac Dore's development.

McKenzie Bay Resources - Lac Dore

Lac Dore Markets A market study prepared by SECOR, a Montreal, Canada based consulting firm, as part of the Feasibility Study for Lac Dore, focused on applications and demand potential for Vanadium Redox Batteries "VRB". SECOR approached the market study from the VRB's perspective because after more than three-years of progressive discussions, MKBY believes it will be a significant supplier of Vanadium Electrolyte to SEI. The VRB market size data developed by SECOR was extrapolated to present a Vanadium Electrolyte demand profile.

In addition, SECOR's study looked at the Vanadium market in general concluding (and concurring with other market analyses studied by MKBY) that positioning Lac Dore as a non-metallurgical grade Vanadium supplier was essentially the only opportunity for the deposit to be economic. While the SECOR market study was directed at VRB applications for electrical storage niches, the size of these market opportunities confirmed the plan for Lac Dore and MKBY's company focus. As the following information and analyses by SECOR indicate, three VRB market applications would overwhelm Lac Dore's planned production capacity:

 - For Off- Grid applications, SECOR estimates "The addressable North American market for vanadium electrolyte in servicing isolated power grids is between 505 and 582 million liters". North America has approximately 400 Off-Grid installation possibilities. In the archipelago of Indonesia, alone, over 20,000 Off-Grid locations are present.

- SECOR analyzed the alternative energy generating market, specifically wind generators, where integrated VRBs could offer significant economic and operating value to this electrical energy system: "To furnish VRB systems to only 10% of the installed and planned renewable energy capacity in the US would consume 668 million liters of electrolyte".

Perhaps the most interesting and engaging result of SECOR's study concerns the following: "Capturing 1% of the current annual market for large online industrial UPS needs would require over 1 billion liters of electrolyte PER YEAR...".

Converting these estimates to a comparable relationship, a liter of electrolyte uses approximately 1/3 of a pound of Vanadium. 1 million liters of electrolyte requires 363,000 pounds of high- purity Vanadium. Before taking into consideration the UPS industrial market opportunities identified by SECOR, Off-Grid and alternative energy potential suggests a need for over 1 billion liters of Vanadium electrolyte, or roughly 363 million pounds of Vanadium. This demand scenario equates to 13+ years of Lac Dore's initial planned production capacity.

In addition to the VRB oriented opportunities identified by SECOR's study, MKBY has been actively working on several other marketing outlets for high-purity Vanadium produced at Lac Dore. Except for the broker off-take contracts, two other applications are also electricity storage products. MKBY expects to supply high-purity Vanadium compounds to each, as described below:

The UPS market information from SECOR is particularly interesting to MKBY because it identified an important fact concerning the duration of electricity interruptions; "over 99.9% of all incidents are under a minute in length". Further study indicted that over 98% of electricity interruptions are only for a few seconds. While the VRB can be a UPS device, its high cost and stronger economic application as a long-term energy storage device suggest that for nearly all UPS situations, the VRB is not the best solution. However, EnergySpan, which will be developed to meet industrial UPS demand by Vanadium Power Solutions, is a perfect device for this market. Using information developed by SECOR, MKBY has inferred that the UPS market potential for product solutions addressing the $119 billion of annual losses incurred from electricity disruption by industry applications is in the thousands of units and millions of pounds of Vanadium, overwhelming the initial capacity of Lac Dore.

A new company, Avestor, formed via joint venture between Hydro- Quebec and Kerr-McGee, is building a $300 million manufacturing plant near Montreal, Canada, that will produce a new Lithium Polymer battery, beginning in 2005. This battery will initially be produced for telecommunication devices (cell phones, etc.) and then Avestor will introduce a new automotive battery, targeted for traditional and alternative energy vehicles. The cathode for the battery will be a Vanadium compound. Avestor projects its Vanadium demand to increase from 200,000 pounds in 2002 to over 31 million pounds in 2010.

MKBY plans to produce high-purity V2O5 and other Vanadium compounds for sale to end-users and metal traders. The market for speciality purity Vanadium products is approximately ten million pounds per year. Except for one producer, most high-purity Vanadium compounds are made in relatively small quantities, in laboratory-type settings. Consequently, the cost per pound of these products is very high. Until recently, high-purity Vanadium compounds had limited demand, not necessitating production oriented manufacturing. At the same time, the cost of these Vanadium compounds kept a number of products off the market despite superior operating characteristics. Several potential buyers are discussing contracts with MKBY for a combined off-take of 5 million pounds of high-purity V2O5 from Lac Dore. With several Vanadium-based electricity devices coming to market, the demand curve for high-purity Vanadium is about to shift.

Based upon market studies and evaluations performed, MKBY believes it will be the world's lowest cost producer of each Vanadium product it produces.

Lac Dore Products Lac Dore plans to produce at least four high-purity products:

 - Vanadium Electrolyte Chemicals

 - High-purity > 99.6% V2O5

 - High-purity Vanadium Carbide

 - High-purity Vanadium Nitride

MKBY is working with SNC-Lavalin on plans for extraordinary flexibility in the processing capabilities of Lac Dore. Not only will this give Lac Dore the ability to quickly allocate the primary raw material flow to any one of the final product processing stages to meet shifts in demand, but MKBY believes this nimbleness will also shelter Lac Dore from the risks of being dependent upon one product.

Initially, Lac Dore plans on allocating 50% of its initial production capacity to Vanadium Electrolyte Chemicals (producing approximately 31 million liters), 40% to high-purity V2O5 and 5% to Vanadium Carbide and Nitride, respectively.

Pricing of the Vanadium products from Lac Dore is projected to be:

- Vanadium Electrolyte Chemicals - $1.25/L

- High-purity >99.6% V2O5 - $6.00-10.00/lb

- High-purity Vanadium Carbide - $8.00-15.00/lb

- High-purity Vanadium Nitride -$8.00-20.00/lb

MKBY knows that Vanadium Carbide and Nitride will be used by VPS for EnergySpan. Other uses and markets for these compounds are being developed by T/J Technologies for additional energy storage devices.

Based upon the demand profiles generated by SECOR's market study, MKBY's marketing efforts and the off-take contracts being discussed with potential buyers, the potential exists that Lac Dore's planned capacity will be consumed almost immediately. The constraint to production volumes at Lac Dore is the kiln. The refinery will have significantly more capacity than the first kiln can satisfy. While not inexpensive, adding additional kilns to Lac Dore is much less expensive than expanding the processing plant. MKBY does have plans to add one or more kilns as demand for high-purity Vanadium increases.

Lac Dore Competition MKBY is positioning Lac Dore as no other Vanadium deposit has been conceived before. Lac Dore will be the only primary producing Vanadium mine in the world that was built to manufacture high-purity compounds, directly from ore. Until now, a combination of ore body contaminants, processing methodologies and limited demand for non- traditional Vanadium products made contemplating this strategy economically unfeasible at other Vanadium deposits.

The most common method of Vanadium recovery is as a by-product from steel making. Steel slag contains V2O5, which is removed and converted to different forms of Vanadium product. Ferro-Vanadium is the most common processed Vanadium. 75-80% of the world's Vanadium is obtained in this manner. Vanadium is also recovered from direct conversion of ore. There are only two South African producers and one Australian producer, all owned by Glencore International, which recover Vanadium exclusively in this manner. Direct Vanadium recovery accounts for approximately 15% of world production. Vanadium is also recovered from power plant ashes, residues and spent catalysts. An estimated 10% of world Vanadium production is supplied by this method.

The largest producer of Vanadium bearing ore is Anglo American, via its Bushveld Complex deposit and steelworks, located in South Africa. Bushveld is the largest known Vanadium deposit in the world. The only other significant ore producing Vanadium deposit is Windimurra, owned by Xstrata AG, located in Australia.

Vanadium is currently a very accessible commodity product. While geopolitical issues at play in South Africa may change the world's Vanadium supply dynamics in the near future, the critical issues for production of Vanadium compounds for use in energy storage devices have little to do with current supply availability. SECOR's marketing study identified several critical competitor impediments and opportunities for Lac Dore, where producing and processing Vanadium for the high-purity market were concerned. SECOR's marketing study presented the following points, with MKBY expansions in brackets:

- Other vanadium producers are either too small to service the VRB (or projected high-purity Vanadium-MKBY) market or can not finance electrolyte capacity in the near term

- Producers of metallurgical grade vanadium do not have the capital (projected to be $70 million for Vanadium refining and processing-MKBY) to quickly enter large scale production of electrolyte (or high-purity Vanadium compounds-MKBY)

 - Producers of V205 from byproduct sources, like Anglo's Highveld facility, price their output at marginal cost and hence do not accumulate capital for investment in new Vanadium applications

 - Primary source producers like Xstrata and Stratcor are losing money at today's Vanadium prices are in a poor position to finance new capital

-  Steel markets will occupy existing vanadium producers

- Some may make the capital investment needed to produce electrolyte, however, investment in partnerships and client relationships needed to service VRB markets will be difficult to justify when their traditional business is improving

The only company currently producing high-purity Vanadium products in any quantity is Stratcor. Based in the US, Stratcor has operations in Hot Springs, AR and South Africa. Stratcor does not have its own raw material supply source, but buys metallurgical- grade V2O5 from the market and refines this material. Stratcor has a practical capacity of approximately 12-14 million pounds of production. MKBY estimates that Lac Dore's cost of producing a like purity V2O5 product will be less than half that of Stratcor.

Anglo American and Vantech VRB, a marketing company that owns majority interest in Pinnacle, the patent owner for the VRB, have formed a joint venture to produce Vanadium Electrolyte. Anglo has produced electrolyte for a VRB installation that Vantech is scheduled to complete in Moab, Utah, for Pacific Corp. Based upon information provided from several sources, the Vanadium Electrolyte produced by Anglo offers 20% less energy storage capability than Lac Dore's sample provided to SEI due to higher impurity levels. In addition, MKBY understands that the selling price of the Anglo Electrolyte product is 44% higher than the projected Lac Dore price. MKBY believes Anglo can compete equally or at an advantage to Lac Dore. Anglo has the technical and financial resources to improve the electrolyte and the ability to price electrolyte at its marginal cost or a loss for a period of time.

MKBY believes that Lac Dore can effectively compete with Anglo, even under aggressive pricing tactics, because;

 1. Geopolitical conditions in South Africa will cause uncertainty as to the deliverability of the product,

 2. Anglo's supply of V2O5 for conversion to electrolyte is a by-product and dependent upon the production of steel,

 3. If demand for steel increases, more V2O5 will need to be allocated to its production,

 4. If the price of V2O5 goes up, Anglo will; move more V2O5 into the market, reducing supply for electrolyte and/or, increase the cost of electrolyte,

 5. If Anglo is intending upon becoming a permanent supplier of electrolyte, it will have to invest approximately $70 million to upgrade its plant and equipment. Anglo has spent little in South Africa, in way of plant upgrades, at Bushveld in the past 10-years.

MKBY believes low production costs and flexible production capabilities will frustrate any Anglo attempts to create economic hardship at Lac Dore.

COSTS AND SOURCES OF FUNDING OF MKBY'S ACTIVITIES. To date, MKBY's activities have been financed primarily through the sale of equity securities and the issuance of equity for the acquisition of mining operations and property. MKBY has also received financial support from Canada's Economic Development Agency for the Regions of Quebec in the amount of CDN$500,000.00 (US$320,000.00) and $1,400,000.00 (US$910,000.00) from the Government of Quebec. However, no assurance can be given that MKBY will be able to continue to raise needed capital in order to continue to develop its Project and exploit its Deposit.
 "See Item 2.  Management's Discussion and Analysis or Plan of Operation."

GOVERNMENTAL APPROVAL.

MKBY is in the process of obtaining all necessary governmental approvals for the development of the Deposit. The initial approvals required for the advancement of the project into the production phase are:

1) from the Ministry of the Environment of the Province of Quebec and;

2)from the Ministry of Energy and Natural Resources, a mining lease covering the claims or property where the mining and recovery plant will be installed and occupy. In the history of natural resources development in the Province of Quebec, no legitimate mining development and construction project has ever been refused these authorizations. If additional approvals are necessary for any development in the future, MKBY intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable MKBY to obtain any requisite approvals. In the event MKBY is not able to obtain the necessary approvals, its development plans and operations could be negatively impacted.

GOVERNMENTAL REGULATION.

The mining industry is regulated on the federal and provincial levels in Canada. MKBY currently believes its operations on all of its properties are in compliance with all governmental regulations, and MKBY intends to comply with all governmental regulations as MKBY continues to explore, develop, and exploit its property.

Dermond Inc & Ptarmigan Off-Grid Power Inc

Ptarmigan Markets Ptarmigan will execute its Electricity Management Solutions "EMS" strategy, creating innovative energy systems and solutions for Off- Grid, UPS and other specialized electricity situations. Ptarmigan will sell EMS, a combination of existing and new electricity generating and storage devices, integrated into a system via novel controllers. EMS will concentrate on providing solutions for continuous, quality power. In addition, for Off-Grid, Ptarmigan's EMS will provide electricity cost savings by introducing alternative energy generating devices, including Dermond's Vertical Axis Wind Turbine, and electricity storage to traditional diesel generators. Reduced diesel operating time lowers fuel and maintenance costs. In a recent study prepared by Merrill Lynch & Co., 4-percent of global electricity is projected to be generated from wind power by 2020, requiring a 10x growth in wind-generated electricity. Ptarmigan will also be actively involved in the development and integration of the VPS hybrid-ultracapacitor for industrial UPS and Off-Grid applications.

Ptarmigan's system approach in addressing a complete solution to particular electricity problems, is novel and desired by the users Ptarmigan will solicit as customers.

Ptarmigan Products Ptarmigan will be selling electricity system solutions, which more than likely will not include the same components or inputs for each installation. Ptarmigan will primarily sell, in combination and separately, VRBs, Dermond Wind Generators, diesel generators and integrating controllers. And, now, the EnergySpan device will be included in Ptarmigan's energy solution mix.

- The projected selling price for Dermond's 75 kW Wind Turbine is - $95,000.

- It is not known what VRBs sell for today but it is known that SEI is currently striving to sell them for $2,000/kWh, with expectations of lower prices when SEI's production increases.

Systems solutions will vary in price from several thousand dollars to several million dollars, depending upon the application, components included and duration of the VRB, if included.

Ptarmigan Competition The main competition in hybrid diesel/wind/battery systems is from Northern Power Systems and Vergnet, a French firm, which has installed 15-kW wind turbines in polar environments and 50-kW wind turbines in the West Indies. The American firm, Northern Power Systems, is operating Atlantic Orients in Kotzebue, in Alaska, and a 225-kW Vestas on Saint Paul Island, also in Alaska. On its Web page, it announces that it has a contract with NASA to develop a 100-kW wind turbine for northern regions.

Ptarmigan believes it will have the most complete system for its market, because it brings together highly experienced technical people, novel equipment and an approach to the market that is unique. In addition, Ptarmigan is in discussions with CapiTech, the venture capital arm of Hydro-Quebec, to become an investing partner. With our without CapiTech as an investor, Ptarmigan has impressed Hydro-Quebec with its Off-Grid system and will sell its systems.

Vanadium Power Solutions

Vanadium Power Solutions Markets VPS will aggressively pursue the untapped industrial UPS market with its hybrid-ultracapacitor. While UPS devices exist for computers in the office, MKBY's study of this market opportunity suggests that a significant unmet need exists for a solution to protect a variety of sensitive plant equipment, including robotics, CNC and continuous processing lines. The conservative estimate of $119 billion in electricity disruption losses for industry in the US, makes this market extremely attractive.

VPS is developing solutions that provide a critical need to businesses where loss mitigation alternatives no longer exist to fill a technology void.

Vanadium Power Solutions Products The first product from VPS will be EnergySpan, a Vanadium-based hybrid-ultracapacitor, targeted for the industrial UPS market. As production for these devices increases, the cost to manufacture and likely selling price will be reduced. The expected selling price for an EnergySpan device cannot be determined at this time.

MKBY expects that VPS will market other Vanadium based energy devices, for applications other than the industrial UPS market, as they are developed.

Vanadium Power Solutions Competition A variety of companies make ultra, super and regular capacitors. VPS will modify T/J's technology to develop a solution to a problem. The ultracapacitor's operating characteristics make it an excellent compliment to other energy generation and storage devices. Consequently, VPS, working in tandem with Ptarmigan, will bring a system orientation to the electricity problem giving VPS a competitive advantage. Initial diligence concludes that no product exists for the industrial UPS market that VPS initially intents to enter.

MKBY Products and Leasing

MKBY has incorporated two companies that are expected to provide important roles in the marketing and distribution of products from Lac Dore and elsewhere.

Current planning is for MKBY Products to be the primary buyer of Vanadium compounds manufactured by Lac Dore. Pricing for Lac Dore products purchased by MKBY Products is targeted to provide an acceptable IRR to the equity investors. MKBY Products is also expected to figure in the development of markets for VPS and Ptarmigan products, particularly where leasing of these products is desired or needed as part of the marketing strategy.

MKBY Products will develop as a company in concert with the development of the products it will represent. Offices, employees and corporate structure will be assembled as the need requires.

MKBY Leasing is expected to play a large role in the development of products and profits for MKBY. MKBY believes that leasing will:

- Reduce barriers to entry of one or more new energy products that MKBY companies will have an active role in developing, by

   a) taking away technology risk through a non-ownership, operating lease (rental) structure
   b) taking away  capital risk by funding the project for the customer
   c) eliminate capital appropriation requirements via the operating (expense) leasing format
   d) deferring the large up-front cost of a product into multiple payments over time
   e) reducing or eliminating disposal of the product

- Establish a vehicle for partner participation in products, enhancing the profit opportunity

- Elongate the life of Lac Dore's product by retaining ownership of these long-life products

- Increase profits for MKBY by adding a financing value to the product.

MKBY expects to use a variety of leasing structures, including captive, Joint Venture and third party leasing entities. In all cases, MKBY expects that its customers (lessees) will be very credit worthy entities, providing for a high level of debt to be part of every lease funding. The anticipated equity funding for MKBY Leasing is expected to be nominal.

PROPERTY OWNERSHIP & SOQUEM JOINT VENTURE

All of the open ground claims were acquired by MKB for staking costs except for twenty-one claims that were held by SOQUEM, Inc. The SOQUEM claims are subject to the following agreement with McKenzie Bay as amended.

Present Agreement A new Option and Joint Venture Agreement effective February 26, 1999, supercedes the previous agreement. The new agreement provides for SOQUEM to sell its twenty-one claims to McKenzie Bay subject to the following terms and conditions:

1)  Issue one million Common Shares of McKenzie Bay to SOQUEM;

2) Issue one million Common Share Warrants of McKenzie Bay to SOQUEM exercisable @ Can$2.00 per sharefor two years from the date of acceptance by SOQUEM's Board of Directors;

3) All of McKenzie Bay's Vanadium properties and SOQUEM's claims shall be considered one property;

4) McKenzie Bay grants to SOQUEM the irrevocable option to acquire a 20% undivided interest in all of McKenzie Bay's Vanadium Properties. To acquire such 20% interest, SOQUEM shall pay 20% of the Capital Expenditures (CAPEX) as defined in the Bankable Feasibility Study to build the mine, mill and refinery;

5)  SOQUEM shall seat one Director on McKenzie Bay's Board of Directors;

6) McKenzie Bay shall deliver to SOQUEM a copy of an independent Bankable Feasibility Study within a period of thirty six months;

7) McKenzie, or any successors, shall finance all further expenses on the Property;

8) McKenzie shall provide SOQUEM with quarterly progress reports and yearly annual reports of all prospecting, exploration and development work on the Property;

9) McKenzie shall be entitled to sell and transfer an undivided interest in the Property from its remaining 80% undivided interest, subject to the terms and conditions of this agreement without SOQUEM's prior consent;

10) In the event McKenzie shall be unable to fulfill all conditions set forth in this agreement, then upon the expiry of thirty (30) days from the date of a written notice from SOQUEM to McKenzie, this agreement shall become automatically null and void and the terms of the previous agreement as amended shall be revived and govern the relationship between McKenzie and SOQUEM. In such event, McKenzie shall reconvey a 50.0% undivided interest in the SOQUEM Claims to SOQUEM. However, SOQUEM shall keep the Common Share and Common Share Warrants issued to SOQUEM pursuant to this agreement as damages liquidated in advance and;

11) This agreement shall be governed and construed in accordance with the laws of the Province of Quebec.

MKBY and SOQUEM are in the process of preparing a Joint Venture agreement.

VANADIUM PENTOXIDE OFF-TAKE AGREEMENT. MKBY has signed a guaranteed off-take agreement (the "Off-take Agreement") with MFT Metals & Ferro-Alloys Trading, a metals trader, guaranteeing the annual off-take of 1.2 million pounds vanadium pentoxide for a period of ten years from the date of first production, with a ten-year extension. Pricing under the Agreement is to be market price less 4%.

KELSEY LAKE DIAMOND MINE. Kelsey Lake Diamond Mine, the only commercial diamond mine in the United States, straddles the Colorado-Wyoming border between Ft. Collins, Colorado and Laramie, Wyoming. Under the ownership of DCNL, commercial production began in 1996 and continued until it was suspended in 1997 due to financial difficulties. When MKBY acquired DCNL from Redeurum Ltd. in April 2000, MKBY would own all of DCNL's business into Great Western Diamond Company ("GWDC"), MKBY's newly formed, wholly owned subsidiary. MKBY initially intended to recommence mining activities at Kelsey Lake, but positive developments at its Lac Dore site prompted MKBY to restructure its business plan. MKBY determined that the best course of action would be to sell the Kelsey Lake property in order to devote its full attention and resources towards development of the Deposit at Lac Dore.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of MKBY's securities as of August 20, 2002 for (i) each current Director,
(ii) each current officer, (iii) all persons known by management to beneficially own more than 5% of MKBY's outstanding shares, and (iv) all officers and Directors as a group. The title of the class of securities listed in the following table is Common Stock.

NAME AND ADDRESS OF             NUMBER OF SHARES
BENEFICIAL OWNER (1)            BENEFICIALLY OWNED (2)     PERCENT OF TOTAL (3)
---------------------------     ----------------------     --------------------
(ii) Gary L. Westerholm (4)             3,950,000                19.28%
3362 Moraine Drive
Brighton, MI. U.S.A.
48114

(ii) John Sawarin                         800,000                 3.9%
143 Windsor Avenue
London, ON. Canada
N6C 2A1

(i) Rocco Martino (5)                     380,769                 1.9%
1468 Garywood Drive
Burr Ridge, IL. U.S.A.
60521

(iii) SOQUEM Inc. (6)                   1,270,133                 6.2%
2600, boulevard Laurier
Tour Belle Cour, Bureau
2500 5e etage
Sainte-Foy, QC. Canada.
G1V 4M6

(ii) Gregory Bakeman                        7,500                 N/A
4815 Green Hill Court,
Grand Rapids, MI. U.S.A.
49546

(ii) Dr. Gilles O. Allard                 250,000                 1.2%
225 Hampton Court,
Athens, GA. U.S.A.
30605-1403

(ii) Robert Bryce                         240,000                 1.2%
465 Boulevard Sabourin
Val D'Or, QC. Canada
J9P 4W6

(ii) Donald R. Murphy                     250,000                 1.2%
635 Perreault Street East
Rouyn Noranda, QC. Canada
 J9X 3E1

(iii) Steve D. & Karen A.               1,736,018                 8.5%
McCormick (J/T)
P.O. Box 1254
Bismarck, ND. U.S.A.
58502
                                        =========                =====
All officers & directors as a group     6,878,269                33.6%

Unless otherwise noted, MKBY believes that all shares are beneficially owned and that all persons named in the table or family members have sole voting and investment power with respect to all shares owned by them.

A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised. As of the date of this Registration Statement, no warrants or rights to acquire shares have been granted, however, options have been granted as follows:

                                NUMBER OF    EXERCISE       DATE OF
     NAME                       OPTIONS      PRICE/SHARE    EXPIRY

     Gary L. Westerholm         530,000      MKBY$1.00      Various
     John Sawarin               430,000      MKBY$1.00      Various
     Dr. Gilles O. Allard       100,000      MKBY$1.00      Various
     Robert Bryce                50,000      MKBY$1.00      Various
     Rocco Martino               80,000      MKBY$1.00      Various
     Donald Murphy              430,000      MKBY$1.00      Various
     Gregory Bakeman            255,000      MKBY$1.00      Various
     Steve D. McCormick           -0-         -0-             n/a

Assumes 21,352,437 shares outstanding as of June 30, 2001.

Mr. Westerholm's shares are held in the name of the Westerholm Family Living Trust dated June 8, 1995.

(5)     Mr. Martino's shares are held in the name of Martino Investment
Partners LP

(6)     Soquem's shares are held in the name of Soquem Inc

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, ages and positions of MKBY's directors and executive officers as of August , 2001:

Name                    Age   Position With The Company      First Elected

Gary L. Westerholm      57    President, CEO, Director       February 1, 1999
Donald R. Murphy        58    Vice-President and Director    February 1, 1999
Dr. Gilles O. Allard    74    Vice-President and Director    February 1, 1999
Gregory N. Bakeman      46    Treasurer, CFO and Director    February 1, 2000
John W. Sawarin         67    Secretary and Director         February 1, 1999
Robert Bryce            60    Director                       February 1, 1999
Rocco J. Martino        47    Director                       February 1, 1999
Steve D. McCormick      55    Director                       July 26, 2002 *

* Company filed with the USSEC an 8-K to announce this appointment on July 26, 2002

BIOGRAPHIES.

Gary Westerholm is a resident of and Certified Public Accountant in the State Michigan. He received his Bachelor's degree in Accounting from Detroit College of Business in 1976 and become a Michigan CPA in August 1980. Although he no longer practices as a CPA, he remains a member of the Michigan Association of Certified Public Accountants and the American Institute of Certified Public Accountants. In 1985, Mr. Westerholm co-founded an open-pit mining company called London Aggregate, which was subsequently sold to SE Johnson & Company of Maumee, Ohio in October 1994. Thereafter he was employed as a registered representative by Linsco Private Ledger, a stock brokerage firm located in Plymouth, Michigan. He received his marketing securities license from the NASD in 1995. Mr. Westerholm resigned from Linsco in 1997 in order to devote his full attention to the business activities of MKBY, and was elected President and CEO in 1999. Mr. Westerholm's positive attitude and entrepreneurial approach continues to be a driving force in the advancement of MKBY and the Project.

Donald R. Murphy is a Canadian citizen living in the Province of Quebec. He received his Bachelors degree in Education from Notre-Dame de Foy College in 1966. Since 1999 he has been elected as officer and director of MKBY. In 1993, he was elected President of De la Societe de developpement de la Baie James (SDBJ) and the President of the Management Committee of Road and Airports in the James Bay Territory and remained in this capacity until 2001. He served as Vice President of MSV Mining Resources Inc., a mining company, from 1994 to 2001. From 1987 to the present, he was and is a member of the Verification and
Executive Committee   and a director of Campbell Resources, a mining company
listed on the TSE ("CCH"). In 2000 he was elected to the Board of Maude Lake Resources. CDNX (MAU)

Dr. Gilles O. Allard, a Canadian geologist, retired from his teaching position at the University of Georgia in 1998 and has since been actively involved with MKBY in the capacity of Vice President Exploration, although he was not elected to his current office until 1999. He received his Bachelor of Arts degree in language and Bachelor of Science degree in geology from the University of Montreal in 1948 and 1951. He then received his masters of administration in geology from Queens University in Kingston, Ontario, in 1953, and his Ph.D. in geology from Johns Hopkins University in Baltimore, Maryland, in 1956. During his graduate studies he discovered the Siderite Copper deposit in Quebec, Canada, taught courses in Geology at Petrobas Escola de Geologia in Salvador, Brazil from 1958 to 1964, and discovered the vanadium deposit at Lac Dore in 1966. Prior to his tenured teaching position at the University of Georgia, he spent one year teaching at the University of California, Riverside. In 1998, Dr. Allard received the Dufresne Award from the Canadian Institute of Mining and Metallurgy for lifetime achievement and contributions to his profession and the mining industry as a geologist and academic.

Gregory N. Bakeman an American citizen residing in Michigan, is the Chief Financial Officer of MKBY. He is a graduate of Michigan State and Grand Valley State Universities, receiving his BA in Business from MSU and MBA in Finance from GVSU in 1981 and 1986, respectively. Prior to joining MKBY in 2000, Mr. Bakeman was the Chief Financial Officer of Micro-C Technologies, Inc., from 1999-2000, where he was instrumental in leading the company through its sale to the Japanese conglomerate Kokusai Electric, Ltd. From 1997-1999 Mr. Bakeman was a Vice President in the Investment Banking Department of First of Michigan Corporation (a Fahnestock & Co. wholly owned subsidiary) where he provided a full range of investment banking services to middle market companies. From 1996-1997 Mr. Bakeman was Vice President - Business Development with Fleet Capital Corporation, an asset based lending company.

John W. Sawarin is a Canadian residing in Ontario. In his 35 years with Sandoz Canada Inc, he was in management at regional and national levels from 1982 to 1996. Mr. Sawarin served as Chairman of APMR, the education division of the Pharmaceutical Manufacturers Association of Canada, from 1990 to 1992. After retiring from his position with Sandoz, he provided consulting services for 2 years to a variety of companies, including Sandoz, a small biotechnology company called Bioniche, and the merged Sandoz/Ciba-Giegy Company Novartis and to a local publishing venture. From 1996, Mr. Sawarin, provided assistance and support to Gary Westerholm and the development of MKBY from its private to public status and has served as Director and Officer from 1999 on. In 1996, he was elected Director and Officer of Xemac Resources Inc., a mining company listed on the CDNX as "XEM" and remains in that capacity at present.

Robert Bryce is Canadian and a Quebec resident. He received his Bachelor of Science degree in Mining Engineering from the University of Toronto in 1960 and his MBA in Business Administration from the University of Western Ontario in 1964. Mr. Bryce in the last five years, has been and is President of Xemac Resources Ltd., since 1996, a CDNX listed (XEM) resource company; a Director of MKBY Resources Ltd., since 1998; Director of Arca Exploration Ltd., CDNX
(ACX), Tagish Gold Corp., CDNX (TLG), and Western Wind Energy CDNX (WND) since 2000; Director of South Malartic Exploration CDNX (SMU) since 2001, and President of ABITING, a private Consulting Firm since 1996. From 1965 to 1975 he served as Chief Engineer and Assistant Mining Manager at Falconbridge's Chapais copper operation near Chibougamau, gaining experience in open-pit and underground mining operations. Until 1991, Mr. Bryce served as Project Manager and then General Manager of at Las Mines Selbaie, a gold and base metals producer in Joutel, QC. Aur Resources of Val D'Or QC., then employed him as Vice President of Operations from 1991 to 1994, where he developed the underground operations for their copper-zinc deposit located in Louvicourt. Since 1994 he has been President of Xemac Resources, as well as three other companies. In 1992 he was named a fellow of the Canadian Institute of Mining and Metallurgy, and he served as president of The Quebec Mining Association from 1989-1990.

Rocco J. Martino resides in Illinois. A Certified Public Accountant, he earned a BBA in Finance from Notre Dame University in 1976, and an MBA from Loyola University, Chicago, in 1978. From 1979-89, Mr. Martino worked for Price Waterhouse in Chicago, spending his last 6 years in the Mergers and & Acquisitions Group, where he played an active roll in a number of leveraged buyouts, acquisitions, and divestitures, including most of LaSalle Capital's acquisitions and divestitures. After being promoted to partner at Price Waterhouse, he departed to join LaSalle Capital, where he has been a partner in their Chicago office since 1989. Since 1995, he has been a director and shareholder of the general partnership which manages National Metalwares, L.P. He is also a director and shareholder of Precision Products Group, Inc. since 1992; from 1989 to 2000, a director and limited partner of Wm. E. Wright LP.; chairman/director/stockholder in Simplex Mfg since Aug. 2000. Mr. Martino also served as Director of the Classics International Entertainment, Inc., which no longer is in operation.

Steve D. McCormick received his Bachelor of Arts Degree in Business Administration from the North Dakota State University, Fargo, North Dakota in 1967. From 1967 to 1969, he served in the United States Army in the US Army Corp of Engineers. His work career with Northern Improvement Company prior 1969, was limited to field work, followed by that of Field Supervisor until 1971. Mr. McCormick became Field Operations Manager in 1971, Vice President of Operations and Equipment from 1975 to 1984 and Senior Vice President of Operation until 1987. Northern Improvement's primary activities are that of road building and movement of earth materials. In 1987, Mr. McCormick was named Executive President of Northern Improvement Company and Vice President of McCormick Construction Company, both subsidiaries of McCormick Incorporated. He holds the position of President of the parent company, McCormick Incorporated and responsibilities cover all aspects of operation and equipment. CONSULTANTS. While not executive officers, directors, or employees of the Company, the following individuals provide MKBY with consulting services that significantly contribute to the Company and the execution of its business plan. (The Company filed an 8-K on this appointment on July 29, 2002)

Consultant-Geological.

Rejean Girard, president of IOS Services Geoscientifiques, Inc., completed his B.Sc. degree in Geology in 1985 at Laval University, Quebec City. He continues to work on his Earth Sciences Masters program and a Mineral Resources Doctorate program at the Quebec University in Chicoutimi. From 1982 to 1994 he was with the Quebec Department of Energy and Resources, Geological Survey of Canada, and Norges Geologisk Undersokelse, the Geological Survey of Norway. Since 1992, he has concentrated on fieldwork in the James Bay and Grenville geological regions. As a consultant during the last 5 years, his work activities have included project management, budget assessments, database management, and other fieldwork. He has worked on large-scale mapping projects in Labrador, Norway and northern Quebec. To date, he has been involved in nearly 500 exploration projects in the world. IOS continues to provide services to MKBY.

Consultant-Technical and Metallurgical.

D. Stuart Bradbury graduated from Manchester University in the United Kingdom with a Bachelor of Science degree in Chemical Engineering in 1965. A chemical engineer by profession, he initially specialized in evaporation, crystallization, heat, and mass transfer processes. He emigrated to South Africa in 1973 and formed his own company, Process Plant (Pty) Ltd. He was involved in the South African vanadium industry early on, and evolved from designing and supplying equipment to engineering complete vanadium plants. IMS
(Pty) Ltd. acquired control of Process Plant in 1988, and it is now known as IMS Projects, where Mr. Bradbury remains a technical director and consultant. He has been involved in various capacities with Transvaal Alloys of South Africa, Vanadio de Maracas of Brazil, C.M.P. and Sali Hochschild of Chile, and P.M. and Clough Mining in Australia. Mr. Bradbury also has extensive experience in all aspects of the production of vanadium pentoxide.

George Annandale received his B.Sc. in Chemical Engineering in 1965 from the University of Pretoria, an M.D.P. and M.B.L. from the University of South Africa in 1984, and an A.E.P. from the Univesity of Pittsburgh in 19880. He has extensive experience in the chemicals and explosives industries, and has done significant work with vanadium in many arenas. From 1970 to 1981 he worked in Production Management at Union Carbide, overseeing design, construction and commissioning of vanadium facilities at various sites around the world.

BOARD OF DIRECTORS COMMITTEES AND COMPENSATION

The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of MKBY. However, in accordance with corporate legal principles, the Board is not involved in day-to-day operating details. Members of the Board are kept informed of MKBY's business through discussions with the Chairman and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings. Board members are not presently compensated, but are reimbursed for their expenses associated with attending Board meetings. MKBY has no standing committees at this time.

FAMILY RELATIONSHIPS.

To the best of MKBY's knowledge, there are no family relationships among its directors and executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

        During the past five years, none of MKBY's directors, executive officers, promoters or control persons have been involved in any of the following:

Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

Being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

Four executive management employees of MKBY are currently receiving compensation. They are Gary Westerholm, Gregory Bakeman, John Sawarin and Donald Murphy.

Mr. Westerholm, President, is paid compensation at the rate of $100,000 per year. MKBY does not currently have an employment agreement with Mr.Westerholm.

Mr. Bakeman, Chief Financial Officer, is paid compensation at the rate of $75,000 per year. MKBY does not currently have an employment agreement with Mr. Bakeman.

Mr. Sawarin Officer and Director of the company, is paid compensation at a rate of $75,000. McKenzie Bay International Ltd., does not currently have an employment agreement with Mr. Sawarin.

Mr. Murphy, Vice-President of McKenzie Bay is paid compensation at the rate of $85,000 per year. MKBY does not currently have an employment agreement with Mr. Murphy.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 27, 2001 the Board of Directors enter into a letter of intent to purchase Experts Counseils Dermond, Inc, a Canadian Corporation. Of this intent, McKenzie Bay International, Ltd. would purchase all of the 125,200 Class A outstanding shares of Experts Conseils Dermond, Inc. in a share purchase agreement.

Mr. Jacquelin Dery and Laurent Mondu, collectively the owners of Experts Conseils Dermond, Inc. would sell to Mckenzie Bay International their combined 125,200 shares in exchange for 50,000 shares each of McKenzie Bay
International's common stock and each receives cash of 25,000.00US.

McKenzie Bay International, Ltd. would agree to pay outstanding liabilities in the amount of $14,600.00 CD. Mr. Dery and Mr. Mondu would become employees of the subsidiary, Expert Conseils Dermond, Inc. under a five-year agreement.

On February 11, 2002, the Board of Directors purchase Experts Conseils Dermond, Inc.(Dermond) which than became a whole owned subsidiary of McKenzie Bay International, Ltd. Mr. Bakeman, Mr. Murphy and Mr. Westerholm, directors and officers of McKenzie Bay International where also appointed as directors of its wholly owned subsidiary, Expert Conseils Dermond, Inc. On this date, Mr. Dery and Mr. Mondu became directors of the Subsidiary, Expert Conseils Dermond, Inc.(Refer. to Exhibit 2.01 , Exhibit 10.01, Exhibit 10.02 and Exhibit 99.03)

On February 19, 2002 McKenzie Bay International Ltd (MKBY) , announced the activation and formation of Ptarmigan Off-Grid Power, Inc., a Canadian Corporation. The formation of this entity will qualify marketing leads and coordinate system integration, supply and service of Electricity Management Systems (EMS) business platform and their components being marketed by McKenzie Bay International Ltd. Ptarmigan, is 62.5% owned by Dermond, a wholly owned subsidiary of McKenzie Bay International Ltd, and 18.75% each owned by two Quebec Companies, Leandre Gervais et Associe(e)s "LGA" and Envitech Automation. Dermond owns 6,250 common shares of Ptarmigan Off-Grid Power, Inc and both Leandre Gervais et Associe(e)s and Envitech Automation each own 1,875 shares. Experts Conseils Dermond, Inc., the whole owned subsidiary of McKenzie Bay International. Ltd., became and presently the majority shareholder of Ptarmigan Off-Grid Power, Inc McKenzie Bay International, Ltd's Board and Officers, Mr. Greg Bakemen and Mr. Donald Murphy have seats on Ptarmigan's Board. Mr. Dery, Director of the subsidiary Dermond has the title of President for Ptarmigan Off-Grid Power, Inc. (Refer to Exhibit 21.0 and Exhibt 99.04)


ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

MKBY's authorized capital consists of 75,000,000 shares of common Stock, par value $.01, of which 21,352,437 are outstanding. The material terms of the securities are as follows: All of MKBY's authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in MKBY's discretion, out of funds legally available therefrom. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, nor any cumulative voting rights. MKBY's Board of Directors may from time to time declare and authorize payment of dividends, as they deem advisable.

Subject to the rights of members, all dividends on shares shall be declared and paid according to the number of shares held. No dividends have been declared since incorporation. The outstanding shares are fully-paid and non-assessable.

ADDITIONAL INFORMATION

Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be insepected without charge at the SEC's principal office in Washington DC., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically iwth it. The address of the SEC's Website is http://www/sec.gov.

LIQUIDITY AND CAPITAL RESOURCES

To date MKBY's activities have been financed primarily through the sale of equity securities, and MKBY anticipates the need for additional financing through the foreseeable future. No assurance can be given that the proceeds of the private offering of MKBY's securities or any other source of funding described in this Registration Statement will provide sufficient funds to undertake all of its planned project expansion for the next twelve months. MKBY estimates that its capital needs over the twelve-month period from the date of this Registration Statement will be approximately $2,600,000. While income is expected to be generated from the property MKBY plans to move into production (assuming that its production and marketing of the vanadium is successful), it is anticipated that significant additional financing will still be required to complete the development of a commercially viable project. There can be no assurance that MKBY will be able to obtain this additional financing, or that the terms of any such financing would be favorable to MKBY. MKBY's failure to obtain the required financing would be detrimental to its ability to remain a viable company and to exploit its Deposit.

A summary of MKBY's financing activities during the past year is included in
Part II, Item 4, "Recent Sales of Unregistered Securities."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: MARKET DATA

THIS REGISTRATION STATEMENT CONTAINS "FORWARD-LOOKING" STATEMENTS REGARDING POTENTIAL FUTURE EVENTS AND DEVELOPMENTS AFFECTING MCKENZIE BAY INTERNATIONAL, LTD.'S BUSINESS. WORDS SUCH AS "MAY", "WILL", "EXPECT", "BELIEVE", "ANTICIPATE", "INTEND", "COULD", "ESTIMATE" AND "CONTINUE", OR VARIATIONS OF THESE WORDS OR SIMILAR TERMINOLOGY, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON BELIEFS AS WELL AS ASSUMPTIONS MADE USING INFORMATION CURRENTLY AVAILABLE. BECAUSE THESE STATEMENTS REFLECT CURRENT VIEWS CONCERNING FUTURE EVENTS, THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, AS MORE FULLY DESCRIBED IN "RISK FACTORS" AND "BUSINESS" AND ELSEWHERE IN THIS REGISTRATION STATEMENT. NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE, IS ASSUMED.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MKBY's securities currently trade on the OTC-"Pinksheet", although MKBY intends to apply for trading on a recognized exchange upon the filing of this Registration Statement. MKBY has not paid any cash dividends on its common stock since its incorporation and MKBY anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business. As of June 30, 2002, the approximate number of record holders of MKBY's common stock was 273.

ITEM 2. LEGAL PROCEEDINGS

There are no material pending legal proceedings, and MKBY is not aware of any threatened legal proceedings to which MKBY may be a party.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

MKBY has experienced no recent change in or disagreement with its accountant. MKBY's present auditor, Zaritsky Penny, Chartered Accountants, London, Ontario, Canada, has been its auditor since inception. MKBY's management intends to retain Zaritsky Penny as its auditor for the foreseeable future.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

PLEASE PROVIDE THE FOLLOWING INFORMATION for all securities that have been sold within the past three years:


                   STOCK REGISTRY JAN 1 1999-JUN 30 2002

Ending Mar 31, 1999
Common shares          Shares sold-accredited       offering price               Total cap. raised
-------------------    ----------------------       --------------               -----------------

            "                  134,475                $0.01 (US)                   1,344.75 (US)
            "                  625,000                 0.20 (Cdn)                 35,000.00 (Cdn)
            "                   30,000                 0.50 (Cdn)                 15,000.00 (Cdn)
            "                  230,000                 1.00 (Cdn)                230,769.00 (Cdn)(230,769 warrants $1 US)


Ending Jun 30 1999
Common shares                   34,000                 1.00 (US)                  34,000.00 (Cdn)
            "                  910,000                 0.01 (US)                   9,115.00 (US)
            "                   34,000                 1.00 (US)                  34,000.00 (US)(34,000 warrants $1 US)


Ending Sep 31 1999
(Fiscal Year End)
Common Shares                   20,000                 2.00 (Cdn)                 40,000.00 (Cdn)
            "                1,000,000                 1.00 (Cdn)              1,000,000.00 (Cdn)


Ending Dec 31 1999
Common shares                   45,000                 0.33 (US)                  14,990.00 (US)
            "                  100,000                 1.00 (US)                  99,990.00 (US)


Ending Mar 31 2000
Common shares                   84,000                 0.50 (US)                  42,000.00 (US)
            "                  145,000                 1.00 (US)                 145,000.00 (US)

            "                  217,200                 1.50 (US)                 325,800.00 (US) Debt

            "                   26,000                 0.50 (US)                  13,000.00 (US) Services

            "                  146,000                 1.00 (US)                 152,500.00 (US) Conversion notes
                                                                                (plus accrued interest)


Ending Jun 30 2000
Common shares                   72,000                 0.50 (US)                  36,000.00
(US)
            "                  123,000                 0.60 (US)                  49,800.00 (US)
            "                  150,000                 0.65 (US)                 101,250.00 (US)
            "                  100,000                 0.80 (US)                  80,000.00 (US)
            "                  127,000                 1.00 (US)                 127,000.00 (US)
            "                   50,000                 2.00 (US)                 100,000.00 (US)

            "                   16,000                 0.50 (US)                   8,000.00 (US) Services


Ending Sep 31 2000
Common shares                  150,000                 0.33 (US)                  49,500.00 (US)
            "                    5,600                 1.00 (US)                   5,600.00 (US)

            "                    8,000                 1.40 (US)                  11,329.00 (US) (Conversion notes
                                                                                                  plus accrued interest)

Options                      1,000,000                 1.00 (US)               1,000,000.00 (US) (Options issued
                                                                                                  expiry date Mar/2003)


Ending Dec 31 2000
Common shares                  600,000                 0.33 (US)                 200,000.00 (US) (600,000 warrants issued
                                                                                                  @ $2.00 Cdn-expiry Nov/03)
Ending Mar 31 2001
Common shares                  512,000                 0.50 (US)                 250,000.00 (US) (94,800 were exercised warrants)
            "                  810,990                 1.60 (US)               1,294,957.90 (US)
            "                  109,000                 1.75 (US)                 193,788.00 (US) (20,000 warrants @ 5 day
                                                                                                  average US expiry Jan/03)

                                                                                                 (548,190 warrants @ 5day
                                                                                                  average.US expiry 02/03)

                                                                                                 (466,714 warrants @ $2
                                                                                                  Cdn expiry 01/03)



Ending Jun 30 2001
Common shares                  757,175                 0.85 (US)                 872,411.85 (US)
            "                  186,575                 1.30 (US)                 242,547.50 (US) (Exercised warrants)

            "                   83,000                 1.40 (US)                 117,900.00 (US)
            "                  412,229                 1.44 (US)                 597,200.00 (US) (462,229 warrants @ 5 day
                                                                                                  average US expiry 02/03)

            "                  120,356                 1.00 (US)                 120,356.00 (US) Debt


Ending Sep 31 2001
Common shares                  346,850                 1.30 (US)                 450,905.00 (US) (Exercised warrants)

            "                  370,000                 1.50 (US)                 555,000.05 (US) (296,334 warrants issued
                                                                                                  @ $3 US expiry 07/04)


Ending Dec 31 2001
Common shares                   78,000                 1.30 (US)                 103,400.00 (US) (68,000 warrants exercised)

            "                    6,500                 1.30 (US)                   8,450.00 (US) Debt


Ending Mar 31 2002
Common shares                   20,000                 1.25 (US)                  25,108.00 (US)
            "                    9,000                 1.30 (US)                  11,700.00 (US)

            "                  120,000                 1.20 (US)                 145,000.00 (US) Debt


Ending Jun 30 2002
Common shares                   60,000                 0.25 (US)                  16,000.00 (US)
            "                  129,500                 0.65 (US)                  85,000.00 (US) (129,500 warrants exercised)

            "                   17,762                 1.00 (US)                  17,762.00 (US)

            "                   40,000                 1.25 (US)                  50,000.00 (US) (40,000 warrants exercised)

            "                   67,931                 1.26 (US)                  85,600.00 (US) (960,000 warrants exercised)

            "                    6,114                 1.28 (US)                   7,864.00 (US)
            "                   11,700                 1.30 (US)                  15,050.00 (US)
            "                   55,000                 1.75 (US)                  95,967.92 (US) (55,000 warrants exercised)

            "                    5,000                 2.00 (US)                  10,000.00 (US)

            "                   25,000                 1.00 (Cdn)                 16,091.00 (US) (Options exercised)



ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware law and certain provisions of MKBY's Bylaws provide under certain circumstances for indemnification of its Officers, Directors and controlling persons against liabilities that they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to MKBY's Bylaws and to the statutory provisions. In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in MKBY's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of MKBY is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in MKBY's best interest, and must not have been adjudged liable for negligence or misconduct. Indemnification may also be granted pursuant to the terms of agreements that may be entered in the future or pursuant to a vote of stockholders or Directors. The statutory provision cited above also grants MKBY the power to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by MKBY in the future.

PART F/S

FINANCIAL STATEMENTS

CONTENTS

Independent Auditors' Report- September 30, 2001.........................F-2

Balance Sheets-September 30, 2001 ...................................... F-3

Statement Of Changes In Stockholders' Equity-September 30, 2001......... F-4

Statement Of Loss-September 30, 2001.................................... F-5

Statements of Cash Flows-Septeber 30, 2001.............................. F-6

Notes to the Financial Statements-September 30, 2001.................... F-7

Index Interm Financial Statements- Third Qtr. ending June 30, 2001..... F-14
============================================================================

                        MCKENZIE BAY INTERNATIONAL LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 2001



AUDITORS' REPORT

To the Shareholders of
McKenzie Bay International Ltd.

We have audited the consolidated balance sheet of McKenzie Bay International Ltd. as at September 30, 2001 and 2000 and the consolidated statements of changes in stockholders' equity, loss and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.


                                                    /s/ Zaritsky Penny LLP
London, Ontario, Canada                             ----------------------
January 31, 2002                                    Chartered Accountants

Comments by Auditors for US readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 2 (a) to the financial statements. Our report dated January 31, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

                                                    /s/ Zaritsky Penny LLP
London, Ontario, Canada                             ----------------------
January 31, 2002                                    Chartered Accountants

                        MCKENZIE BAY INTERNATIONAL LTD.
                          CONSOLIDATED BALANCE SHEET
                              SEPTEMBER 30, 2001
                        (Amounts stated in US dollars)

                                                                                2001            2000
                                                                             ---------        ---------
ASSETS

Current:
        Cash and cash equivalents                                         $    654,186     $          -
        Accounts receivable                                                     84,438           12,353
        Prepaid expenses and deposits                                           44,443           26,087
                                                                             ---------        ---------
                                                                               783,067           38,440
Investment in Pinnacle VRB Limited (note 3)                                  1,767,835                -
Reclamation cash bond (note 4)  338,685 -
Capital assets (note 5) 103,375 1,958,031
Incorporation and reorganization costs (note 6)                                 49,137           57,394
                                                                             ---------        ---------
                                                                          $  3,042,099     $  2,053,865
                                                                             =========        =========
LIABILITIES & STOCKHOLDERS' EQUITY
Current:
        Bank indebtedness                                                 $          -     $     17,287
        Accounts payable and accrued liabilities                               748,440        1,207,026
        Notes payable (note 7)                                                  23,055           33,655
        Current portion of long-term debt (note 8)                              32,794           32,096
                                                                             ---------        ---------
                                                                               804,289        1,290,064
Long-term debt (note 8)                                                         69,101          101,895
Reclamation and closure liabilities (note 4)                                   250,000                -
                                                                             ---------        ---------
                                                                             1,123,390        1,391,959
                                                                             ---------        ---------

Stockholders' equity
        Capital stock (note 9) -
                75,000,000 common stock authorized, at $0.001 par value
                20,486,775 common stock issued and outstanding                  20,408           14,936
        Paid in capital (note 9)                                             9,729,027        4,434,204
        Accumulated deficit                                                 (7,813,194)      (3,782,535)
        Foreign currency translation adjustment                                (17,532)          (4,699)
                                                                             ---------        ---------
                                                                             1,918,709          661,906
                                                                             ---------        ---------
                                                                          $  3,042,099     $  2,053,865
                                                                             =========        =========

                           (See accompanying notes)


                        MCKENZIE BAY INTERNATIONAL LTD.
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        YEAR ENDED SEPTEMBER 30, 2001
                        (Amounts stated in US dollars)

                                                                                       Foreign
                                                                                       currency        Total
                                            Common       Paid in      Accumulated    translation     stockholders'
                                            stock        capital      deficit         adjustment      equity
                                           -------     ----------     -----------    -----------
Balance, beginning
        of year                            $14,936     $4,434,204     $(3,782,535)     $(4,699)      $    661,906
Issuance of capital
        stock (note 9)                       5,551      5,439,997               -            -          5,445,548
Purchase of common stock
        for treasury (note 9)                  (79)      (145,174)              -            -           (145,253)
Net loss for the year                            -              -      (4,030,659)           -         (4,030,659)
Change in foreign
        currency translation
        adjustment                               -              -               -      (12,833)           (12,833)
                                           -------     ----------     -----------    -----------
Balance, end of year                       $20,408     $9,729,027     $(7,813,194)    $(17,532)       $ 1,918,709
                                           =======     ==========     ===========    ===========

                              (See accompanying notes)


                           MCKENZIE BAY INTERNATIONAL LTD.
                           CONSOLIDATED STATEMENT OF LOSS
                           YEAR ENDED SEPTEMBER 30, 2001
                           (Amounts stated in US dollars)

                                                            2001                 2000

Revenue                                                $           -       $          -
                                                          ----------         ----------
Expenses:
        Exploration expenditures (note 10)                 1,084,202            350,020
        Wages and benefits                                   301,331            182,708
        Amortization                                         286,912             45,048
        Professional fees                                    256,278            100,882
        Advertising, promotion and travel                    184,573             81,803
        General administration                               145,576             70,175
        Management salaries                                  115,493                  -
        Interest on long-term debt                            42,745                  -
        Interest on notes payable                                  -              1,209
                                                          ----------         ----------
                                                           2,417,110            831,845
                                                          ----------         ----------
Loss before write-down of assets and
        interest income                                   (2,417,110)          (831,845)
Write-down of assets (note 11)                            (1,626,821)                 -
Interest income                                               13,272              1,233
                                                          ----------         ----------
Net loss for the year                                  $  (4,030,659)      $   (830,612)
                                                          ----------         ----------
Loss per share
(20,486,775 common stock outstanding) (note 15)        $      (0.197)      $     (0.056)
                                                          ==========         ==========

                               (See accompanying notes)

                           MCKENZIE BAY INTERNATIONAL LTD.
                        CONSOLIDATED STATEMENT OF CASH FLOWS
                            YEAR ENDED SEPTEMBER 30, 2001
                           (Amounts stated in US dollars)

                                                                                2001          2000
                                                                            ----------    ----------
Cash flows from (used in) operating activities:
        Net loss for the year                                              $(4,030,659)  $  (830,612)
        Items not affecting cash
                Amortization                                                   286,912        45,048
                Reclamation and closure costs (note 4)                         250,000             -
                Write-down of assets (note 11)                               1,626,821             -
        Net change in non-cash working capital related to operations:
                Accounts receivable                                            (72,085)        4,681
                Prepaid expenses and deposits                                  (18,356)      (24,729)
                Accounts payable and accrued liabilities                      (458,586)    1,156,513
                                                                            ----------    ----------
                                                                            (2,415,953)      350,901
                                                                            ----------    ----------
Cash flows from (used in) financing activities:
        Decrease in notes payable                                              (10,600)     (124,462)
        Increase (decrease) in long-term debt                                  (32,096)      133,991
        Proceeds from issuance of common stock (note 9)                      5,445,548     1,361,143
        Purchase of common stock for treasury (note 9)                        (145,253)            -
                                                                            ----------    ----------
                                                                             5,257,599     1,370,672
                                                                            ----------    ----------
Cash flows from (used in) investing activities:
        Purchase of capital assets                                             (50,820)   (1,991,926)
        Purchase of Pinnacle VRB Limited stock (note 3)                     (1,767,835)            -
        Purchase of reclamation cash bond (note 4)                            (338,685)            -
        Decrease in advances receivable                                              -       181,573
                                                                            ----------    ----------
                                                                            (2,157,340)   (1,810,353)
                                                                            ----------    ----------
Effect of foreign currency
        exchange rate changes on cash                                          (12,833)         (938)
                                                                            ----------    ----------
Net increase (decrease) in cash for the year                                   671,473       (89,718)
Cash, beginning of year                                                        (17,287)       72,431
                                                                            ----------    ----------
Cash, end of year                                                        $     654,186   $   (17,287)
                                                                            ==========    ==========
(See accompanying notes)


                        MCKENZIE BAY INTERNATIONAL LTD.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 2001
           (Amounts stated in US dollars unless indicated otherwise)


1. Nature of operations

The company is in the business of exploring and developing mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.


2. Accounting policies

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") and reflect the following significant accounting policies:

        [a]     Basis of presentation

The financial statements of the company have been prepared on the basis of the company continuing as a going concern. The ability of the company to continue as such is dependent on the company's continuing ability to obtain the necessary financing to conduct its exploration and development activities and ultimately on the commercial production of minerals.

        [b]     Consolidation

These financial statements include the activities of the company and its wholly owned subsidiaries, McKenzie Bay Resources Ltd., Great Western Diamond Company and Diamond Company N.L.

        [c]     Foreign currency translation

For purposes of preparing these financial statements, the company has selected the US dollar as its reporting currency. The translation to US dollars for reporting purposes is performed using the current rate method whereby balance sheet accounts are converted at exchange rates in effect at the balance sheet date and revenue and expense accounts and cash flows are translated at the weighted average exchange rate during the period. The gains and losses resulting from such translation are included as a foreign currency translation adjustment in stockholders' equity. For statutory and other reporting purposes, the company's wholly owned subsidiary, McKenzie Bay Resources Ltd., prepares financial statements in Canadian dollars.

[d] Financial instruments

Financial instruments include accounts receivable, accounts payable and accrued liabilities, notes payable and long-term debt all of which are carried at cost which approximates fair value.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of the revenue and expenses during the fiscal period. Actual results could differ from such estimates.

[f] Investments

Investments are carried at cost except where the market value of the investments becomes lower than cost and this decline is considered to be other than temporary, in which case the investments are written down to market value.

[g]     Exploration and development expenditures

Costs related to the exploration and development of resource properties are expensed as incurred. Amounts are reduced by grant revenues when received.

[h]     Capital assets

Capital assets are recorded at cost and are being amortized over their estimated useful lives using the declining-balance method at the following annual rates:

        Processing equipment            20%
        Building                         4%
        Equipment under capital lease   20%
        Furniture and fixtures          20%
        Computer                        30%
        Office equipment                20%

[i]     Incorporation and reorganization costs

Incorporation and reorganization costs are being amortized on a straight-line basis over a 5-year period.

3. Investment in Pinnacle VRB Limited

The investment in Pinnacle VRB Limited ("Pinnacle") is recorded at cost and represents 6,070,000 common shares or approximately a 10.6% ownership in the company. Pinnacle, which is the owner of the Vanadium Redox Battery, the Vanadium Energy Storage System and Vanadium Electrolyte technologies trades on the Australian Stock Exchange.

Subsequent to year end, on October 11, 2001, the company elected to convert all of its 6,070,000 shares in Pinnacle for 1,517,500 shares of Vanteck VRB Technology Corp ("Vanteck") subject to the formal takeover of Pinnacle by Vanteck. The company's stake in Vanteck, which trades on the Canadian Venture Exchange, represents approximately a 3.9% ownership in the company.

4. Reclamation cash bond

The company was required to post a cash bond with the State of Colorado, Department of Natural Resources to cover future site reclamation and closure liabilities associated with the Kelsey Lake mine. A liability for the estimated restoration costs of $250,000 has been accrued in these financial statements.

5. Capital assets


    The details of capital assets are as follows:

                                                                        2001           2000
                                                    Accumulated       Net Book       Net Book
                                            Cost    Amortization       Value          Value
                                       ---------    ------------    -----------     -----------
    Processing equipment             $ 1,725,662    $  267,351      $ 1,458,311     $ 1,646,730
    Building                             175,389         8,396          166,993         172,105
    Equipment under capital lease        137,435        37,435          100,000         132,854
    Furniture and fixtures                 5,388         1,550            3,838           4,819
    Computer                               1,612           882              730           1,097
    Office equipment                         548           224              324             426
                                       ---------    ------------    -----------     -----------
                                       2,046,034       315,838        1,726,821       1,958,031
    Less write-down (note 11)         (1,902,821)     (276,000)      (1,626,821)              -
                                       ---------    ------------    -----------     -----------
                                     $   143,213    $   39,838      $   103,375     $ 1,958,031
                                       =========    ============    ===========     ===========



6. Incorporation and reorganization costs

        The details of incorporation and reorganization costs are as follows:

                                                                        2001           2000
                                                    Accumulated       Net Book       Net Book
                                            Cost    Amortization       Value          Value
                                       ---------    ------------    -----------     -----------
    Incorporation and
    reorganization costs             $    82,545    $   33,408      $    49,137     $    57,394
                                       =========    ============    ===========     ===========

7. Notes payable

Notes payable are due on demand and carry an interest rate of 6% per annum.

8. Long-term debt

Long-term debt consists of the following:
                                                  2001            2000
                                                --------        --------
Obligation under capital lease, payable in
monthly blended instalments of $3,444,
interest at 10%, due July, 2004                $ 101,895       $ 133,991
Less current portion                              32,794          32,096
                                                --------        --------
                                               $  69,101       $ 101,895
                                                ========        ========

The company has provided equipment subject to the lease agreement above as collateral for amounts owing.

Future minimum lease payments required under the lease are as follows:

        2002                         $  41,331
        2003                            41,331
        2004                            34,443
                                       -------
                                       117,105
Less amount representing interest       15,210
                                       -------
                                     $ 101,895
                                       =======

9. Capital stock

Authorized -
                75,000,000 common stock, par value $0.001 per share

Issued -
                                                             Common      Paid in
                                                Shares       stock       capital         Total
                                             ----------     --------    ----------    -----------
Balance, beginning of year                   14,936,046    $  14,936   $ 4,434,204   $  4,449,140
        Common stock issued for cash          5,401,801        5,402     5,309,790      5,315,192
        Common stock issued for services        148,928          149       130,207        130,356
                                             ----------     --------    ----------    -----------
                                             20,486,775       20,487     9,874,201      9,894,688
        Less treasury stock at cost              79,500           79       145,174        145,253
                                             ----------     --------    ----------    -----------
        Balance, end of year                 20,407,275    $  20,408   $ 9,729,027   $  9,749,435
                                             ==========     ========    ==========    ===========


As at September 30, 2001, the following are outstanding:

[a]     Stock warrants
                                               Number
                                               of warrants
                                               -----------
Outstanding at beginning of year                1,686,869
Net change in warrants during the year          1,357,545
                                                ---------
        Outstanding at end of year              3,044,414
                                                =========

The warrants outstanding at year end can be exercised at prices ranging from CDN $2.00 to US $3.00 with a significant number of the warrants having an exercise price equal to the five day moving average trading price for the stock less 20%. The expiry dates on the warrants range from January 12, 2002 to September 28, 2004.

[b]     Stock options
                                                       Weighted
                                                       average
                                       Number          exercise
                                       of options      price
                                       ----------      ---------
Outstanding at beginning of year          950,000       US $0.89
Granted in year                         1,335,000           1.00
                                       ----------      ---------
        Outstanding at end of year      2,285,000       US $0.95
                                       ==========      =========


Expiry dates are as follows:

300,000 common stock options exercisable at CDN $1.00 per share. 150,000 options expire two years after receipt of a bankable feasibility study on the Lac Dore Vanadium Project and 150,000 options expire two years after the first production date.

650,000 common stock options exercisable at US $1.00 per share expire March 15, 2004.

1,335,000 common stock options exercisable at US $1.00 per share expire May 23, 2011.

[c]     Treasury stock

During the year, the company repurchased 79,500 (nil in 2000) common stock for treasury at a cost of $145,253.

10. Mineral properties and exploration expenditures

        The company's expenditures, net of grant revenues received of $7,232 ($33,240 in 2000), on vanadium and diamond exploration are as follows:

                                                2001             2000
                                              ---------        --------
                                            $ 1,084,202      $  350,020
                                              =========        ========

The Lac Dore Vanadium/Titanium Project is located in the Province of Quebec, Canada. The Project is comprised of 276 mining claims.

The Kelsey Lake Diamond Mine is located on the Colorado, USA and Wyoming, USA border.

At September 30, 2001, the accumulated expenditures incurred by the company on mineral properties and exploration expenditures totalled $3,950,025 (2000 - $2,865,823).


11. Kelsey Lake Diamond Mine

[a]     Purchase of Diamond Company N.L.

On April 14, 2000, McKenzie Bay International Ltd. ("McKenzie") acquired all of the 16,300,005 outstanding common shares of Diamond Company N.L. ("DCNL") from its sole shareholder, Redaurum Ltd. At the time, DCNL owned an inactive diamond mine located at Kelsey Lake, Colorado, which it operated in 1996 and 1997 and then closed due to financial difficulties.

The acquisition of DCNL was accounted for using the purchase method whereby the results of its operations were consolidated since the date of acquisition.



The net assets acquired were:
        Inventory                                       $       5,644
        Processing equipment                                1,744,549
        Building                                              175,389
        Office equipment, furniture and fixtures                1,770
        Bank indebtedness                                     (24,609)
        Accounts payable                                       (7,250)
                                                            ---------
                                                        $   1,895,493
                                                            =========
Consideration for the purchase consisted of:
        Cash                                            $     334,381
        Assumption of accounts payable                      1,235,312
        Issuance of common stock                              325,800
                                                            ---------
                                                        $   1,895,493

                                                            =========

On May 10, 2000, the net assets of DCNL were transferred to Great Western Diamond Company ("GWDC"), a wholly owned subsidiary.

[b]     Sale of Kelsey Lake Diamond Mine

On September 11, 2000, the company undertook to re-evaluate the diamond processing operations and adopted a formal plan to dispose of the Kelsey Lake Diamond Mine.

On September 6, 2001, the company entered into a sale agreement whereby the company, through its wholly owned subsidiary, GWDC, agreed to sell the Kelsey Lake Diamond Mine. The sale is conditional upon final approval by the purchaser subject to the completion of their due diligence investigation which shall run for 180 days from the date of the agreement. Two additional 90 day extensions are available, if required.

During the due diligence period, the purchaser is responsible to pay all operating costs and certain existing liabilities relating to the Kelsey Lake mine; whereby, all such payments form a deposit towards their potential purchase of the mine.

In the event that the sale does not close, the purchaser's deposit, referred to in the preceding paragraph, will be repaid in the form of McKenzie common stock based on a purchase price of 60% of the preceding 30 day average trading price.

If the sale closes, the purchaser will have an option to purchase common stock of McKenzie equal to its investment in the mine at 60% of the preceding 30 day average trading price of the stock.

[c]     Write-down of Kelsey Lake Diamond Mine assets

Due to the contingent nature of the sale agreement referred to above and the nature of the Kelsey Lake mine assets, management has written down the carrying value of the assets as follows:

Carrying value of mine assets before write-down          $  1,726,821
Less write-down                                             1,626,821
                                                            ---------
Carrying value of mine assets after write-down           $    100,000
                                                            =========

Any gains and losses resulting from the eventual sale of the mine assets will be recognized in the period of sale.

12. Related party transactions

During the year, the company made various payments to directors and officers as reimbursements for expenses incurred on behalf of the company. The expenses and payments were made in the normal course of business.

13. Income taxes

The potential benefit of accumulated income tax losses has not been recognized in the financial statements.

14. Contingency

        As a result of exploration work performed at the Lac Dore Vanadium/Titanium Project, the company has a potential environmental liability in the range of $15,000 to $30,000. This liability will not be incurred if the project goes into production. As management believes that the project will go into production, the amount has not been accrued in the financial statements.

15. Fully diluted loss per share

Fully diluted loss per share has not been presented as it is anti-dilutive.


16. Feasibility study

During the year, the company commenced a feasibility study relating to the Lac Dore Vanadium/Titanium Project. To assist with the financing of this study, both the Government of Canada and the Government of the Province of Quebec signed agreements in the year that would provide the company with funding as follows:

[a]     Government of Canada

Interest free loan authorized to a maximum of CDN $500,000 repayable in annual instalments of CDN $250,000 commencing 24 months after the completion of the feasibility study.

[b]     Government of the Province of Quebec

Interest free loan authorized to a maximum of CDN $1,400,000 repayable commencing after the second year of production of the mine in four annual instalments based on net production revenues.


17. Commitments

Lac Dore Vanadium/Titanium Project

In prior years an option was granted to the Societe Quebecoise d'Exploration Miniere ("SOQUEM"), whereby it may elect to acquire a 20% interest in the property by funding 20% of the costs in excess of CDN $4,000,000 to complete the bankable feasibility study and 20% of capital expenditures required to establish a mine and refinery on the property.

---------------------------------------------------------------------------

                       INTERIM FINANCIAL STATEMENTS
                For the Nine Months Ended June 30, 2001
                             (Unaudited)

                             CONTENTS

Independent Auditors' Report ......................................... F-15

Balance Sheets........................................................ F-16

Statement Of Changes In Stockholders' Equity...........................F-17

Statement Of Loss......................................................F-18

Statements of Cash Flows ............................................. F-19

Notes to the Interim Financial Statements ............................ F-20

========================================================================

                        MCKENZIE BAY INTERNATIONAL LTD.

            THIRD QUARTER INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                       (Unaudited - See Notice to Reader)

                                 June 30, 2002


                                NOTICE TO READER


We have compiled the second quarter interim consolidated balance sheet of McKenzie Bay International Ltd. as at June 30, 2002 and the interim consolidated statements of changes in shareholders' equity, loss and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



                                                    /s/ Zaritsky Penny LLP
London, Ontario, Canada                                 Chartered Accountants
August 1, 2002



                        MCKENZIE BAY INTERNATIONAL LTD.

               THIRD QUARTER INTERIM CONSOLIDATED BALANCE SHEET
                       (Unaudited - See Notice to Reader)

                                 JUNE 30, 2002
                         (Amounts stated in US dollars)

                                                                JUNE 30,     September 30,
                                                                   2002              2001
                                     ASSETS
Current:
        Cash and cash equivalents                             $    271,862      $    654,186
        Marketable securities (note 2)                             358,162         1,767,835
        Accounts receivable                                         46,640            84,438
        Prepaid expenses and deposits                               20,514            44,443
                                                                   697,178         2,550,902
Reclamation cash bond                                              338,685           338,685
Capital assets (note 3)                                             90,205           103,375
Goodwill                                                           177,188                 -
Incorporation and reorganization costs, net                         42,931            49,137
                                                              $  1,346,187        $3,042,099
LIABILITIES & STOCKHOLDERS' EQUITY
Current:
        Accounts payable and accrued liabilities              $  1,636,133      $    748,440
        Convertible notes payable                                        -            23,055
        Current portion of long-term debt                           48,482            32,794
                                                                 1,684,615           804,289

Long-term debt (note 4)                                             74,120            69,101
Government assistance (note 5)                                     889,244                 -
Reclamation and closure liabilities                                250,000           250,000
                                                                 2,897,979         1,123,390

Stockholders' equity
        Capital stock (note 4) -
                75,000,000 common stock authorized,
                 at $0.001 par value
                21,352,437 common stock issued and
                 outstanding                                        21,270            20,408
        Paid in capital (note 4)                                10,741,515         9,729,027
        Accumulated deficit                                    (12,257,921)       (7,813,194)
        Foreign currency translation adjustment                    (56,656)          (17,532)
                                                                (1,551,792)        1,918,709
                                                              $  1,346,187      $  3,042,099


                            (See accompanying notes)



                        MCKENZIE BAY INTERNATIONAL LTD.

               THIRD QUARTER INTERIM CONSOLIDATED STATEMENT OF
                        CHANGES IN STOCKHOLDERS' EQUITY
                       (Unaudited - See Notice to Reader)

                       THREE MONTHS ENDED JUNE 30, 2002
                         (Amounts stated in US dollars)


                                                                                   Foreign
                                                                                   currency      Total
                                  Common           Paid in         Accumulated     translation   stockholders'
                                  shares           capital         Deficit         adjustment    equity
                                ---------       ------------     ------------    ----------     ------------
Balance, beginning
        of quarter              $  20,680       $  10,072,644     $(11,352,493)   $  (18,472)    $(1,277,641)
Issuance of common stock              590             668,871                -             -         699,461
Net loss for the quarter               -                    -         (905,428)                     (905,428)
Change in foreign
        currency translation
        adjustment                      -                  -                -        (38,184)        (38,184)
                                ---------       ------------     ------------    ----------     ------------
Balance, end of quarter         $  21,270       $ 10,741,6515     $(12,257,921)   $  (56,656)    $(1,551,792)

                          (See accompanying notes)

                        MCKENZIE BAY INTERNATIONAL LTD.

             THIRD QUARTER INTERIM CONSOLIDATED STATEMENT OF LOSS
                       (Unaudited - See Notice to Reader)

                       THREE MONTHS ENDED JUNE 30, 2002
                         (Amounts stated in US dollars)


                                        Three months ended June 30,   Nine months ended June 30,
                                                2002          2001           2002          2001
                                          ------------   ----------     -----------   -----------

Revenue                                $     49,423   $        -     $    55,494   $         -
                                          ------------   ----------     -----------   -----------
Expenses:
     Exploration expenditures, net
             of grants received             386,271      318,208       2,120,748       336,503
     Management salaries                    135,290            -         313,748             -
     General administration                 107,878       20,687         322,843       109,994
     Professional fees                       91,075       59,222         194,861        86,230
     Wages and benefits                      68,318      100,181         351,332       266,764
     Advertising, promotion and travel       66,079       54,009         149,480        98,002
     Amortization                             7,259       86,524          21,801       271,322
     Interest on long-term debt               4,608       35,731           9,277        42,176
     Property taxes                          (1,266)           -          11,318         7,915
     Interest on convertible notes payable        -            -               -           300
                                            865,515      674,562       3,495,408     1,219,206
                                         ------------   ----------     -----------   -----------

Loss before the following:                 (816,092)    (674,562)     (3,439,914)   (1,219,206)
Write-down of assets                        (16,464)           -         (28,164)            -
Write-down of marketable
securites(note 2)                           (79,000)           -        (837,469)            -
Gain(Loss) on sale of marketable securites    5,999            -        (142,145)            -
Interest income                                 129        5,262           2,964         5,780
                                        ------------   ----------     -----------   -----------
Net loss for the period                 $  (905,428)  $ (669,300)    $(4,444,727)  $(1,213,426)
                                        ------------   ----------     -----------   -----------
Loss per share                              $(0.042)     $(0.036)        $(0.208)      $(0.065)

Shares outstanding                        21,352,437   18,547,942      21,352,437    18,547,942


                            (See accompanying notes)


                        MCKENZIE BAY INTERNATIONAL LTD.

         THIRD QUARTER INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                       (Unaudited - See Notice to Reader)

                       THREE MONTHS ENDED JUNE 30, 2002
                         (Amounts stated in US dollars)


                                           Three months ended June 30,      Nine months ended June 30,
                                                   2002          2001            2002           2001
                                           ------------    ----------       -----------    -----------
Cash flows provided by (used in):

Operating activities:
   Net loss for the period                 $ (905,428)     $ (669,300)     $(4,444,727)    $(1,213,426)
   Items not affecting cash
    Amortization                                7,259          86,524           21,801         271,322
    Reclamation and closure liabilities             -         225,000                -         225,000
    Write-down of assets                       16,464               -           28,164               -
    Write-down of marketable Securities        79,000               -          837,468               -
        Loss(gain) on sale of marketable
             securities                        (5,999)              -          142,145               -
        Net change in non-cash working
            capital balances (note 7)            475         (423,079)         949,420         (758,584)
                                             (808,229)       (780,855)      (2,465,729)      (1,475,688)

Financing activities:
  Decrease in convertible notes payable      (23,055)               -          (23,055)         (10,600)
  Proceeds from long-term debt                87,660                -          934,244                -
  Payment of long-term debt                   (8,296)          (7,463)         (24,293)         (21,856)
  Proceeds from issuance of common stock     669,461         2,538,933       1,017,719        3,656,613
  Purchase of common stock for treasury            -          (53,564)          (4,369)         (53,564)
                                             725,770         2,477,906       1,900,246        3,570,593

Investing activities:
  Purchase of marketable securities                -       (1,384,400)               -       (1,384,400)
  Proceeds-sale of marketable securities     136,100                -          430,060                -
  Purchase of capital assets                 (18,299)               -          (29,999)         (46,910)
  Purchase of reclamation cash bond                -         (338,658)               -         (338,658)
  Purchase of goodwill                             -                -         (177,188)               -
                                             177,801       (1,723,085)         222,873       (1,769,995)

Effect of foreign currency
        exchange rate changes on cash        (38,184)          2,314           (39,714)             832

Net change in cash for the period             (2,842)        (23,720)         (382,324)         325,742

Cash (bank indebtedness), beginning
        of period                            274,704         332,175           654,186          (17,287)

Cash, end of period                        $ 271,862      $  308,455         $ 271,862       $  308,455


                            (See accompanying notes)

                           MCKENZIE BAY INTERNATIONAL LTD.

            NOTES TO THE THIRD QUARTER INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                          (Unaudited- See Notice to Reader)
                                   JUNE 30, 2002
                (Amounts stated in US dollars unless indicated otherwise)

1.      Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ending June 30, 2002, are not necessarily indicative of the results that may be expected for the year ended September 30, 2002. For further information, refer to the financial statements and footnotes thereto included in the Company's audited financial statements for the year ended September 30, 2001.

2.      Marketable securities

Marketable securities consist of 877,000 common shares of Vanteck (VRB) Technology Corp. At the end of the quarter, the securities were written down by $79,000 to market value of $358,162.

3.      Capital assets


                                                                      June 30,         Sep. 30,
                                                                        2002         2001
                                                                     -----------   -----------
                                                      Accumulated      Net Book    Net Book
                                            Cost      Amortization     Value       Value
                                        -----------   ------------   -----------   -----------
        Processing equipment            $ 1,735,962      $ 267,351   $ 1,468,611   $ 1,458,311
        Building                            175,389          8,396       166,993       166,993
        Equipment under capital lease       137,435         52,435        85,000       100,000
        Furniture and fixtures                7,253          1,945         5,308         3,838
        Computer                              3,203          2,077         1,125           730
        Office equipment                        569            280           289           324
                                        -----------   ------------   -----------   -----------
                                          2,077,674        332,484     1,745,190     1,730,196
        Less write-down                  (1,914,521)      (276,000)   (1,654,985)   (1,626,821)
                                        -----------   ------------   -----------   -----------
                                        $   146,689      $  56,484   $    90,205   $   103,375


4.      Long-term debt

        Long-term debt consists of the following:

        Obligation under capital lease, payable in blended
         monthly instalments of $3,444, interest at 10%, due
         July, 2004 Bank term loan,                               $ 77,602
        payable in blended monthly instalments of $1,413,
         interest at 8%, due June, 2005                             45,000
                                                                 ---------
                                                                   122,602
        Less current portion                                        48,482
                                                                 ---------
                                                                  $ 74,120

The company has provided equipment subject to the lease agreement above as collateral for amounts owing.

5.      Repayable government assistance

A subsidiary, McKenzie Bay Resources Ltd., received financial assistance from the governments of Canada and the Province of Quebec towards the completion of a feasibility study of the Vanadium deposit at Lac Dore. Both of these financial assistance packages have been recorded as liabilities in these financial statements.

Province of Quebec financial assistance repayable in scheduled payments over 4 years after the second year of production of the mine.  This assistance is forgivable if, after 24 months following the release of the feasibility study, a decision is
made not to begin production.                                        $592,830

Government of Canada financial assistance is repayable in two equal consecutive payments of CDN$250,000 each commencing 24
months after the completion of the feasibility study.                 296,414

6.      Capital stock

Authorized -
                75,000,000 common shares, par value $0.001 per share


Issued -                                     Common      Paid in
                                             Shares        stock       Capital          Total
                                            ----------------------------------------------------
Balance, beginning of quarter              20,762,275   $  20,762  $  10,222,184    $ 10,242,946
        Common stock issued for cash          590,162         590        668,871         669,461
                                            ----------------------------------------------------
                                           21,352,437      21,352     10,891,055      10,912,406
        Less treasury stock at cost           (82,000)        (82)      (149,540)       (149,622)
         ---------------------------------------------------------------------------------------
        Balance, end of year               21,270,437   $  21,270   $ 10,741,515    $ 10,762,785
         =======================================================================================


7.      Net change in non-cash working capital balances related to operations

The net change in non-cash working capital balances are as follows:



                                        -------------------------------------------------------
                                        Three months ended June 30,  Nine months ended June 30,
                                                2002         2001           2002          2001
                                        -------------------------------------------------------
        Accounts receivable               $ 129,434      $ (121,965)   $  37,798      $(120,689)
        Prepaid expenses                      4,099         (40,174)      23,929        (31,469)
        Accounts payable and
           accrued liabilities            (133,058)        (260,940)     887,693       (606,426)
        ---------------------------------------------------------------------------------------
                                         $     475      $  (423,079)   $ 949,420     $ (758,584)
                                       ========================================================


8.      Kelsey Lake Diamond Mine

[a]     Sale of Kelsey Lake Diamond Mine

On September 11, 2000, the company undertook to re-evaluate the diamond processing operations and adopted a formal plan to dispose of the Kelsey Lake Diamond Mine.

On September 6, 2001, the company entered into a sale agreement whereby the company, through its wholly owned subsidiary, Great Western Diamond Company, agreed to sell the Kelsey Lake Diamond Mine.

During the last quarter, the purchaser opted not to acquire the Kelsey Lake Diamond Mine. As a result, approximately $1,329,000 of accounts payable owing to the purchaser will be satisfied through the issuance of McKenzie Bay International Ltd. common stock based on a purchase price of 60% of the preceding 30 day average trading price as per the agreement.

[b]     Write-down of Kelsey Lake Diamond Mine assets

Given the nature of the Kelsey Lake mine assets, management has written down the carrying value of the assets as follows:

Carrying value of mine assets before write-down    $1,739,985
Less write-down                                     1,654,985

Carrying value of mine assets after write-down     $   85,000

Any gains and losses resulting from the eventual sale of the mine assets will be recognized in the period of sale.

PART III.

ITEM 1. INDEX TO EXHIBITS

The following exhibits are filed herewith as part of this Registration statement:

  2.00  Plan of Acquisition - Dermond
  3.01  Certificate Of Incorporation*
  3.02  Articles of Incorporation, as amended*
  3.2   Bylaws*
 10.01  Employment Contract - Dery
 10.02  Employment Contract - Mondou
 21.0   Formation of Subsidary - Ptarmigan
 23.2   Accountant's Consent
 99.01  Glossary Of Mining Terms*
 99.02  Lac Dore Feasibility Study
 99.03  Business Info. on Dermond, Inc.
 99.04  Business plan/info on Ptarmigan, Inc.
 99.05  News Release - April 22, 2002
 99.06  News Release - June 20, 2002
 99.07  News Release - July 24, 2002
 99.08  News Release - August 12, 2002

* Incorporated by reference to Registrant's Form 10-SB filed on March 13,
  2001

(b) Reports on Form 8-K - July 26, 2002

Item No. 1.     Changes in Control of Registrant.

May 30, 2002, the Board of Directors approved the nomination of Mr. Steven McCormick as an addition to McKenzie Bay International Ltd.'s board. Mr. McCormick accepted the position contingent that the Company enact a director and officers insurance policy on his position with McKenzie Bay International. As of July 15, 2002, Mr. McCormick has the insurance policy coverage and he accepted the board position.

The Company's Corporate By-Laws allows for 10-seats for its board make-up. This additional appointment bring the current seating from 6-seats to 7-seats.

The current make-up of the Company's Board of Directors and Officers are:

Mr. Gary Westerholm - Chairman of the Board/ CEO & President
Mr. Gregory Bakeman - Board of Director/ CFO & Treasuer
Mr. John Swarin - Board of Director/ Secretary
Mr. Donald Murphy - Board of Director/ Vice-president
Mr. Rocco Martino - Board of Director
Mr. Yves Harvey - Board of Director
Mr. Steven McCormick - Board of Director.


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McKenzie Bay International, Ltd.


SIGNATURE                 TITLE                             DATE


____/s/______________
Gary L. Westerholm        Chief Executive Officer           August 28 , 2002
                          and Director


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

____/s/______________
Gregory N. Bakeman        Treasurer (Principal Accounting   August 28 , 2002
                          Officer) and Director

____/s/______________
John W. Sawarin           Secretary and Director            August 28, 2002